

2002 Annual Report



JUN 11 2003

1086

PROCESSED
JUN 12 2003
THOMSON
FINANCIAL



First Colonial Group

Consolidated Financial Highlights

(Dollars in Thousands, except per share data)	2002	2001	2000	Percentage Change 2002/01	Percentage Change 2001/00
At Year End					
Assets	**$611,592**	$ 465,144	$443,051	31.5%	5.0%
Deposits	**472,798**	379,886	353,190	24.5	7.6
Loans	**255,844**	225,757	226,944	13.3	(0.5)
Shareholders' Equity	**40,314**	35,326	33,521	14.1	5.4
For the Year					
Net Interest Income	**$ 17,120**	$ 16,066	$ 15,340	6.6%	4.7%
Net Income	**3,998**	3,557	2,072	12.4	71.7
Per Share*					
Basic Net Income	**$ 1.85**	$ 1.69	$ 0.99	9.5%	70.2%
Diluted Net Income	**1.82**	1.68	0.99	8.3	70.2
Dividends Paid	**0.74**	0.70	0.67	5.7	5.7
Book Value	**18.18**	16.96	17.08	7.2	(0.7)
Financial Ratios					
Return on Average Assets	**0.77%**	0.79%	0.50%		
Return on Average Equity	**10.62%**	10.10%	7.04%		
Tier 1 Capital to Average Assets (Leverage)	**8.81%**	7.65%	8.00%		

* *Per share data have been restated to reflect the 5% stock dividends of May 2002, June 2001 and June 2000.*

President's message



Scott V. Fainor
President &
Chief Executive Officer
Nazareth National Bank

Dear Shareholders,

Looking back over our long history, 2002 will be remembered as a year of transition for First Colonial Group and Nazareth National Bank. We reached new milestones in terms of quarterly and yearly net income, earning $3,998,000 in the 12 months ended December 31, 2002 — a bank record. For the year, assets grew 31.5% to $611,592,000 on December 31, 2002 — again, another record. We believe that our balance sheet is stronger than ever.

The continued growth has been fueled by several different areas — namely commercial lending, consumer core deposit growth, mortgage banking, and trust & wealth management. Like many banks, we benefited from mortgage-related activity in today's low-interest-rate environment. However, we are especially pleased with new relationships we've developed in commercial banking and trust & wealth management. We believe they represent long-term, sustainable associations that form the cornerstone of a successful bank's customer base.

An even greater transition is ahead for 2003. On March 6, 2003, we announced a plan to merge with Keystone Savings Bank to form a super community bank serving the greater Lehigh Valley and Pocono areas. The new holding company, KNBT Bancorp, Inc., and the combined bank, Keystone Nazareth Bank & Trust Company, will have approximately $2 billion in assets, about 40 branches and over 100,000 customers. It will be the largest locally controlled bank in the greater Lehigh Valley-Pocono market areas.

But for Nazareth National Bank in 2002, numbers show only the destination, not the journey. During the year, we stabilized our foundation to execute our growth strategy. The result is a respected financial institution that is evolving, strengthening and positioned for continued growth.

Evolving for the future

Nazareth National Bank has epitomized the term "community bank." Our customer service includes knowing your name and asking about you and your family. Our loans help your neighbors. Our employees are your friends. Our success shows that a personal touch and commitment to community never go out of style.

During 2002, we put the pieces in place to bring our friendly style of banking to more people in the Lehigh Valley and Monroe County regions. We are now a "growth community bank," which means we're focused on expanding while concentrating on the people and businesses that are in our backyard.

Last year, our employees rededicated themselves to the principles of Nazareth National Bank — strength, character and simplicity — and translated these beliefs into their daily jobs and customer interactions.

Meanwhile, the bank was awarded an "Outstanding" rating in its Community Reinvestment Act examination by our primary regulator, the Office of the Comptroller of Currency. Only a small fraction of banks receive this top rating and we are very proud of this achievement.

We also introduced Internet banking in early 2003. We offer an easy-to-use system that fits in with our existing operations, rather than vice versa. We expect an enthusiastic response from our customers, who now have another way to access their money.

"Growth" doesn't mean we're losing our values or our commitment to customer service. It simply means we want to share our commitment in more ways with more people.

Strengthening the foundation

During 2002, we took important steps to strengthen the bank's operations and internal controls. First, we evaluated and strengthened our audit and regulatory procedures. With the sluggish economy, we have prudently added to our loan loss reserves, which were $3,084,000 on December 31, 2002, which represented 1.21% of outstanding loans.

Last year we retained The Outsourcing Partnership, a highly regarded consulting firm that specializes in producing risk management services. The company is helping us ensure compliance with the recent Sarbanes-Oxley Act, which created new federal laws for all public companies. We are taking this opportunity to further strengthen our internal controls and financial disclosure policies.

Finally, we raised $15 million in capital in June through participation in the issuance of a pooled trust preferred security (TPS), a hybrid security widely issued by bank and thrift holding companies. TPS's allow small- and mid-sized financial institutions to enter a pooled issuance of securities offered at lower interest rates than they could obtain individually — with several tax advantages.

Positioned for growth

Banking starts with relationships. And strong relationships start with outstanding people. Nazareth National Bank made great strides in this area.

In January 2002, we harnessed the power of the company's best minds by establishing an "Office of the President" and expanding the senior leadership team. As a result, we now make significant decisions based on how they will affect the entire company rather than acting in isolated departments. Cross-company communication has improved, too.

We also added several experienced players to our team during 2002: a senior vice president of information technology and general operations to assist with internal compliance and other infrastructure projects, one of the leading financial advisers in the region as a senior vice president to bolster our Trust and Wealth Management division, and two regional vice presidents to better manage our imminent branch expansion plan. And we brought on board two vice presidents of commercial lending to enhance our business banking presence.

Throughout the organization, all employees realize that relationships are the key to our success. From bottom to top and top to bottom, they treat every customer like family.

An unparalleled opportunity for expansion

When the Keystone-Nazareth merger is complete, Keystone Nazareth Bank & Trust Company will be a single source for a wide breadth and depth of financial products and services. The bank will be able to strengthen and improve its core products and traditional banking services for consumers and businesses. It will be a leader in the Lehigh Valley and Pocono market areas in residential mortgage lending, home equity lending, and small- and medium-sized business funding, and it will offer multiple products for deposit customers. It will have competitive rates, full-service offices and more than 45 ATMs in the region. And it will feature the same caring, responsiveness and excellence in customer service that have distinguished each bank for a combined 184 years.

As part of the combined bank's growth strategy, all branches from both banks are slated to remain open. And both will continue their multi-branch expansion programs. In fact, Nazareth National Bank announced two sites in the first quarter of 2003: Routes 248 and 33 in Palmer Township and 9th and Hamilton — in the Plaza at PPL Center — in Allentown.

In 2002, Nazareth National Bank became a "growth community bank" poised to gain market share throughout our area. In 2003, we will become part of a "super-community bank" that will leverage the strengths and shared heritage of two great institutions — Nazareth National Bank and Keystone Savings Bank — and forge a new legacy for community banking in our region.

On behalf of our 200-plus employees, thank you for your investment in First Colonial Group and the people of Nazareth National Bank. We will continue to work hard every day to deliver an enhanced return on your investment.

Management's Discussion

Selected Financial Data

(Dollars in Thousands, except per share data) As of and For the Year Ended December 31,	**2002**	2001	2000	1999	1998
Consolidated Summary of Income					
Interest Income	**$ 29,530**	$ 30,035	$ 29,287	$ 26,353	$ 25,367
Interest Expense	**12,410**	13,969	13,947	11,449	10,871
Net Interest Income	**17,120**	16,066	15,340	14,904	14,496
Provision for Possible Loan Losses	**1,541**	580	375	375	450
Gains on the Sale of Mortgage Loans	**1,122**	346	59	157	398
Other Income, Excluding Securities and Loan Sale Gains	**4,532**	4,332	4,089	3,635	3,460
Securities Gains, Net	**1,253**	929	174	563	722
Other Expenses	**17,611**	16,728	16,945	14,673	14,563
Income Before Income Taxes	**4,875**	4,365	2,342	4,211	4,063
Income Taxes	**877**	808	270	929	1,031
Net Income	**$ 3,998**	$ 3,557	$ 2,072	$ 3,282	$ 3,032
Cash Dividends Paid	**$ 1,597**	$ 1,489	$ 1,406	$ 1,321	$ 1,275
Cash Dividends Paid Per Share	**0.74**	0.70	0.67	0.64	0.61
Dividends Paid to Net Income	**39.95%**	41.86%	67.86%	40.25%	42.05%
Per Share Data					
Basic Income	**$ 1.85**	$ 1.69	$ 0.99	$ 1.59	$ 1.45
Diluted Net Income	**1.82**	1.68	0.99	1.58	1.44
Basic Average Common Shares Outstanding	**2,169,410**	2,109,821	2,094,421	2,067,540	2,089,572
Dilutive Average Common Shares Outstanding	**2,216,049**	2,115,510	2,096,759	2,071,352	2,098,656
Consolidated Balance Sheet Data					
Total Assets	**$ 611,592**	$ 465,144	$ 443,051	$ 391,889	$ 358,496
Loans (Net of Unearned Discount)	**255,844**	225,757	226,944	202,258	212,437
Mortgage Loans Held-for-Sale	**1,263**	3,808	—	—	603
Deposits	**472,798**	379,886	353,190	324,480	294,549
Securities Sold Under Agreements to Repurchase	**8,801**	8,380	7,215	1,730	5,094
Debt (Short-Term and Long-Term)	**67,921**	34,804	39,695	30,000	20,000
Guaranteed Preferred Beneficial Interest in the Company's Subordinated Debentures	**15,000**	—	—	—	—
Shareholders' Equity	**40,314**	35,326	33,521	28,243	31,717
Book Value Per Share	**18.18**	16.96	17.08	15.28	18.17
Selected Consolidated Ratios					
Net Income To:					
Average Total Assets	**0.77%**	0.79%	0.50%	0.86%	0.86%
Average Shareholders' Equity	**10.62%**	10.10%	7.04%	10.90%	9.79%
Tier 1 Capital to Average Assets (Leverage)	**8.81%**	7.65%	8.00%	8.32%	8.60%

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following financial review and analysis are intended to assist in understanding and evaluating the major changes in the financial condition and earnings performance of First Colonial Group, Inc. (the "Company") with a primary focus on the analysis of operating results for the years ended December 31, 2002, 2001 and 2000. The Company's consolidated earnings are derived primarily from the operations of the Company's subsidiaries Nazareth National Bank and Trust Company (the "Bank"), First C. G. Company, Inc. ("First C. G.") and First Colonial Statutory Trust I (the "Statutory Trust I"). The information below should be read in conjunction with the Company's consolidated financial statements and accompanying notes thereto, and other detailed information appearing elsewhere in this report. Additional financial information can be found in the Company's Annual Report on Form 10-K, a copy of which may be obtained upon request. During the two most recent fiscal years, there have been no changes in or disagreements with the Company's accountants on accounting and financial disclosure. The information concerning share and per share data included in this discussion have been restated to reflect the 5% stock dividends paid in May 2002, June 2001 and June 2000.

Forward Looking Statements

The information contained in this Annual Report contains forward looking statements (as such term is defined in the Securities Exchange Act of 1934 and the regulations thereunder), including, without limitation, the discussion of the planned merger with Keystone Savings Bank, statements as to future loan and deposit volumes, the allowance and provision for possible loan losses, future interest rates and their effect on the Company's financial condition or results of operations, the classification of the Company's investment portfolio, statements as to litigation and the amount of reserves, statements as to trends, and other statements which are not historical facts or as to the Company's, the Bank's or management's intentions, plans, beliefs, expectations or opinions. Such forward looking statements are subject to risks and uncertainties and may be affected by various factors which may cause actual results to differ materially from those in the forward looking statements including, without limitation, the risk that the transactions contemplated by the Agreement and Plan of Merger with Keystone Savings Bank may not be completed, the effect of economic conditions and related uncertainties, the effect of interest rates on the Company and the Bank, Federal and state government regulation, competition, changes in accounting standards and policies, and the results of litigation. These and other risks, uncertainties and other factors are discussed in this Annual Report or in the Company's Annual Report on Form 10-K for the year ended December 31, 2002, a copy of which may be obtained from the Company upon request and without charge (except for the exhibits thereto).

Recent Developments – Merger Agreement

On March 6, 2003, First Colonial Group, Inc. and Keystone Savings Bank announced that they had signed an Agreement and Plan of Merger to combine, forming the largest locally controlled bank in the greater Lehigh Valley-Poconos market area.

The resulting bank, Keystone Nazareth Bank & Trust Company, and its newly created bank holding company, KNBT Bancorp, Inc., will have combined assets of more than $1.6 billion and 36 branches covering Lehigh, Northampton, Monroe and Carbon counties. Both banks will continue to operate independently until the close of the transaction, which is expected to occur in the fourth quarter of 2003.

The transaction involves the conversion of Keystone Savings Bank from a mutual savings bank to a stock institution; the formation of a holding company, KNBT Bancorp, Inc.; and the mergers of First Colonial Group into KNBT Bancorp, Inc. and Nazareth National Bank into Keystone Savings Bank. Each share of First Colonial will be valued at $37 and exchanged for shares of KNBT Bancorp, Inc., common stock based on the initial public offering ("IPO") price of KNBT Bancorp's common stock.

The transaction is subject to certain conditions, including the receipt of various regulatory approvals, as well as the approval of First Colonial Group's shareholders and Keystone Savings Bank's depositors.

Jeffrey P. Feather, chairman of the board of trustees of Keystone Savings Bank, will serve as chairman of the newly created holding company and bank. Six members of the First Colonial Group board will join nine members of the Keystone Savings board to form a new 15-member KNBT Bancorp, Inc. board.

Scott V. Fainor, currently president and chief executive officer of Nazareth National Bank and First Colonial Group, will become the president and chief executive officer of Keystone Nazareth Bank & Trust Company and KNBT Bancorp, Inc., effective upon completion of the transaction.

All branches from both banks are slated to remain open. Also, within the past six months, both banks have embarked on multi-branch expansion programs that are expected to continue. Together, the banks currently employ 602 people.

As part of this transaction, a multi-million dollar charitable foundation will be formed to help fund local projects and programs of civic, charitable and cultural organizations throughout the region.

Each of the directors of First Colonial Group has agreed to vote their shares of First Colonial Group in favor of the merger, and each of the trustees of Keystone Savings Bank has agreed to vote their deposits in favor of the conversion.

The proposed merger will be submitted to First Colonial Group's shareholders for their consideration. KNBT Bancorp and First Colonial Group will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with

the SEC. Shareholders of First Colonial are urged to read the registration statement and the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information, before making any decision regarding the merger. Shareholders of First Colonial will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about KNBT Bancorp, Keystone Savings and First Colonial Group, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can be obtained, without charge, by directing a request to the Secretary of First Colonial, First Colonial Group, Inc., 76 South Main Street, Nazareth, Pennsylvania 18064 (610-861-5721).

First Colonial Group and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of First Colonial Group in connection with the merger. Information about the directors and executive officers of First Colonial Group and their ownership of First Colonial Group common stock is set forth in the proxy statement, for First Colonial Group's 2002 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information about the interests of those participants may be obtained from reading the definitive proxy statement/prospectus regarding the proposed merger when it becomes available.

Critical Accounting Policies, Judgments and Estimates

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America and general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and the assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

The Company considers that the determination of the allowance for loan losses involves a higher degree of judgment and complexity than its other significant accounting policies. The allowance for loan losses is calculated with the objective of maintaining a reserve level believed by management to be sufficient to absorb estimated probable credit losses. Management's determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio and other relevant factors. However, this evaluation is inherently subjective as it requires material estimates, including, among others, expected default probabilities, loss given default, expected commitment usage, the amounts and timing of expected future cash flows on impaired loans, mortgages, and general amounts for historical loss experience. The process also considers economic conditions, uncertainties in estimating losses and inherent risks in the loan portfolio. All of these factors may be susceptible to significant change. To the extent actual outcomes differ from management estimates, additional provisions for loan losses may be required that would adversely impact earnings in future periods.

With the adoption of SFAS No. 142 on January 1, 2002, the Company discontinued the amortization of goodwill resulting from acquisition. Goodwill is now subject to impairment testing at least annually to determine whether write-downs of the recorded balances are necessary. The Company tests for impairment based on the goodwill maintained at each defined reporting unit. A fair value is determined for each reporting unit based on at least one of three various market valuation methodologies. If the fair values of the reporting units exceed their book values, no write-down of recorded goodwill is necessary. If the fair value of the reporting unit is less, an expense may be required on the Company's books to write down the related goodwill to the proper carrying value. As of December 31, 2002, the Company determined that no impairment write-offs were necessary.

In August, 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 retains the existing requirements to recognize and measure the impairment of long-lived assets to be held and used or to be disposed of by sale. However, SFAS No. 144 makes changes to the scope and certain measurement requirements of existing accounting guidance. SFAS No. 144 also changes the requirements relating to reporting the effects of a disposal or discontinuation of a segment of a business. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The adoption of this statement is not expected to have a significant impact on the financial condition or results of operations of the Company.

The Company recognizes deferred tax assets and liabilities for future tax effects of temporary differences, net operating loss carryforwards and tax credits. Deferred tax assets are subject to management's judgment based upon available evidence that future realization is more likely than not. If management determines that the Company may be unable to realize all or part of net deferred tax assets in the future, a direct charge to income tax expense may be required to reduce the recorded value of the net deferred tax asset to the expected realizable amount. For further information, see Note A – Summary of Accounting Policies in the "Notes to Consolidated Financial Statements."

Financial Performance Summary

In 2002, the Company recorded net income of $3,998,000. The 2002 net income was $441,000 or 12.4% higher than 2001 net income of $3,557,000. The Company's net income in 2000 was $2,072,000.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Basic earnings per share were $1.85, $1.69 and $0.99 in 2002, 2001 and 2000, respectively. Diluted earnings per share were $1.82 in 2002, $1.68 in 2001 and $0.99 in 2000. Diluted earnings per share include the effect of common stock equivalents such as options (see Note Q of the "Notes to Consolidated Financial Statements").

The Company's return on average assets was .77% in 2002 as compared to .79% in 2001 and .50% in 2000. The return on average equity was 10.62%, 10.10% and 7.04% in 2002, 2001 and 2000, respectively.

The principal factors affecting the increase in earnings in 2002 were a $1,054,000 or 6.6% increase in net interest income, an increase of $776,000 or 224.3% on the gains on the sale of residential real estate loans, an increase of $324,000 or 34.9% on the net gains on the sale of investment securities available-for-sale, an increase of $251,000 or 10.75% in service charges on deposit accounts and an increase of $39,000 or 5.5% in other fee income. These increases in income were offset in part by a decrease in trust and wealth management fees of $90,000 or 7.0%, and increases of $961,000 or 65.7% in the provision for possible loan losses, $883,000 or 5.3% in total other expenses and $69,000 or 8.5% in Federal income taxes.

The increase in 2001 earnings was the result of a $726,000 or 4.7% increase in net interest income, an increase of $755,000 or 433% in net gains on the sale of securities, an increase of $287,000 or 486% on the gains on the sale of residential real estate loans and an increase of $243,000 or 5.9% in all other income including trust and wealth management fees, deposit service charges and other fees. Also affecting earnings was a $217,000 or 1.3% decrease in total other expenses. These factors improving earnings were offset in part by increases of $205,000 or 54.7% in the provision for possible loan losses and $538,000 or 199% in Federal income taxes.

The Company continued to achieve growth in total assets and deposits. Total assets at December 31, 2002 were $611,592,000 as compared to $465,144,000 at year-end 2001, an increase of $146,448,000 or 31.5%. During 2002, total deposits grew by 24.5% or $92,912,000 to a year-end total of $472,798,000. Total deposits at December 31, 2001 were $379,886,000. Total loans amounted to $255,844,000 and $225,757,000 at December 31, 2002 and 2001, respectively. The loan increase in 2002 was $30,087,000 or 13.3%. In addition, there were $1,263,000 of residential real estate loans held-for-sale at December 31, 2002. There were $3,808,000 such loans at year-end 2001. The allowance for possible loan losses was $3,084,000 at December 31, 2002 as compared to $2,264,000 at December 31, 2001. The increase in the allowance for possible loan losses was $820,000 or 36.2%. In 2002, long-term debt to the Federal Home Loan Bank of Pittsburgh increased by $33,117,000 or 95.2%. The total long-term debt outstanding to the Federal Home Loan Bank was $67,921,000 and $34,804,000 at December 31, 2002 and 2001, respectively. The Company also had $15,000,000 of guaranteed preferred beneficial interest in the Company's subordinated debentures at December 31, 2002. There was no such debt at December 31, 2001.

Consolidated Comparative Statement Analysis

(Dollars in Thousands) For the Year Ended December 31,	2002			2001			2000		
	Average Balance	**Interest Income/ Expense**	**Average Yield/ Rate**	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets									
Interest-Earning Assets									
Interest-Bearing Balances with Banks	**$ 9,743**	**$ 146**	**1.50%**	$ 4,787	$ 154	3.22%	$ 2,281	$ 141	6.18%
Federal Funds Sold	**729**	**11**	**1.51**	427	14	3.28	328	23	7.01
Investment Securities									
Taxable	**192,816**	**9,847**	**5.11**	152,604	9,516	6.24	139,283	9,440	6.78
Non-Taxable(1)	**44,458**	**3,143**	**7.07**	37,232	2,661	7.15	30,142	2,374	7.88
Loans(1)(2)	**246,113**	**17,513**	**7.12**	228,458	18,651	8.16	214,856	18,171	8.46
Allowance for Loan Losses	**(2,590)**	**—**	**—**	(2,394)	—	—	(2,474)	—	—
Net Loans	**243,523**	**17,513**	**7.19**	226,065	18,651	8.25	212,382	18,171	8.56
Total Interest-Earning Assets	**491,269**	**30,660**	**6.24**	421,115	30,996	7.36	384,416	30,149	7.84
Non-Interest Earning Assets	**28,643**	**—**	**—**	29,395	—	—	31,926	—	—
Total Assets, Interest Income	**$519,912**	**30,660**	**5.90**	$ 450,510	30,996	6.88	$ 416,342	30,149	7.24
Liabilities									
Interest-Bearing Liabilities									
Interest-Bearing Deposits									
Demand Deposits	**$ 58,496**	**373**	**0.64**	$ 55,087	492	0.89	$ 53,151	536	1.01
Money Market Deposits	**72,259**	**965**	**1.34**	20,041	619	3.09	13,461	375	2.79
Savings & Club Deposits	**62,752**	**1,553**	**2.47**	65,079	1,362	2.09	62,834	1,392	2.22
CDs over $100,000	**6,519**	**215**	**3.30**	7,334	356	4.86	5,886	305	5.18
All Other Time Deposits	**162,228**	**6,617**	**4.08**	162,303	8,692	5.36	157,164	8,806	5.60
Total Interest-Bearing Deposits	**362,254**	**9,723**	**2.68**	309,844	11,521	3.72	292,496	11,414	3.90
Securities Sold Under Agreements to Repurchase	**10,500**	**185**	**1.76**	12,591	366	2.90	7,226	332	4.59
Other Short-Term Debt	**243**	**4**	**1.65**	1,919	93	4.85	3,994	256	6.41
Long-Term Debt	**36,810**	**2,082**	**5.66**	34,104	1,989	5.83	31,377	1,945	6.20
Guaranteed Preferred Beneficial Interests in Company's Subordinated Debentures	**7,685**	**416**	**5.41**	—	—	—	—	—	—
Total Interest-Bearing Liabilities	**417,492**	**12,410**	**2.97**	358,458	13,969	3.90	335,093	13,947	4.16
Non-Interest-Bearing Liabilities									
Non-Interest-Bearing Deposits	**57,938**	**—**	**—**	48,959	—	—	43,893	—	—
Other Liabilities	**6,838**	**—**	**—**	7,887	—	—	7,913	—	—
Total Liabilities	**482,268**	**12,410**	**2.57**	415,303	13,969	3.36	386,899	13,947	3.60
Shareholders' Equity	**37,644**	**—**	**—**	35,207	—	—	29,443	—	—
Total Liabilities & Shareholders' Equity, Interest Expense	**$519,912**	**12,410**	**2.39**	$ 450,510	13,969	3.10	$ 416,432	13,947	3.35
Net Interest Income		**$ 18,250**			$ 17,027			$ 16,202	
Net Interest Spread(3)			**3.27**			3.46			3.68
Effect of Interest-Free Sources Used to Fund Earning Assets			**0.44**			0.58			0.53
Net Interest Margin(4)			**3.71%**			4.04%			4.21%

(1) The indicated interest income and average yields are presented on a taxable equivalent basis. The taxable equivalent adjustments included above are $1,130,000, $961,000 and $862,000 for the years 2002, 2001 and 2000, respectively. The effective tax rate used for the taxable equivalent adjustment was 34%.

(2) Loan fees of $(279,000), $(162,000) and $285,000 for the years 2002, 2001 and 2000, respectively, are included in interest income. Average loan balances include non-accruing loans of $1,351,000, $1,019,000 and $1,048,000 and average loans held-for-sale of $2,658,000, $1,934,000 and $90,000 for the years 2002, 2001 and 2000, respectively.

(3) Net interest spread is the arithmetic difference between yield on interest-earning assets and the rate paid on interest-bearing liabilities.

(4) Net interest margin is computed by dividing net interest income by average interest-earning assets.

Average Balances

The "Consolidated Comparative Statement Analysis" table sets forth a comparison of average daily balances, interest income and interest expense on a fully taxable equivalent basis and interest rates calculated for each major category of interest-earning assets and interest-bearing liabilities. For purposes of this analysis, the computations in the "Consolidated Comparative Statement Analysis" were prepared using the Federal statutory rate of 34%; there are no state or local taxes on income applicable to the Company. For further information relating to the effective income tax rate of the Company, see Note K of the "Notes to Consolidated Financial Statements". Interest income on loans included loan (expenses) and fees of $(279,000), $(162,000), and $285,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Net Interest Income

Net interest income is the difference between the interest income on loans, investments and other interest-earning assets, and the interest paid on deposits and other interest-bearing liabilities. Net interest income is the primary source of earnings for the Company. Therefore, changes in this category can be essential to the overall net income of the Company. The net interest income, on a fully taxable equivalent basis, amounted to $18,250,000 for 2002, an increase of $1,223,000 or 7.2% over $17,027,000 in 2001. As shown in the "Rate/Volume Analysis" table, the increase in net interest income in 2002 was attributable to higher net interest income of $2,786,000 due to changes in volume and a reduction in net interest income of $1,563,000 due to changes in rates. The volume-related change resulted primarily from increases in investment securities and average balances for loans (see discussions on "Loan Portfolio" and "Mortgage Loans Held-for-Sale"), partially offset by an increase in money market deposits, debt and demand, savings and club deposits. The rate-related change was primarily the result of the decrease of interest earned on investment securities and loans being greater than the decrease of interest rates paid on deposits and debt.

The net interest income, on a fully taxable equivalent basis, in 2001 increased $825,000 or 5.1% over the 2000 figure of $16,202,000. This increase was the result of growth in investments and loans, reduced in part by increases in time deposits and debt. Also affecting 2000 net income was the decrease in interest rates earned on loans and investments being greater than the decrease on the interest rates paid on deposits and debt.

The net interest margin, a measure of net interest income performance, is determined by dividing net interest income by total interest-earning assets. The net interest margin was 3.71% for 2002, 4.04% for 2001 and 4.21% for 2000. The decrease in 2002 was the result of the 1.12% decrease in the average rate earned on interest-earning assets being greater than the 0.93% decrease in the average interest rate paid on interest-bearing liabilities. The result was a decline in the interest spread, the difference of interest earned on assets less the interest paid on deposits and debt. The interest spread was 3.27%, 3.46% and 3.68% for 2002, 2001 and 2000, respectively. The impact on earnings by the reduction in the interest spread was diminished in part by the $8,979,000 or 18.3% increase in 2002 of average non-interest-bearing deposits.

The following table sets forth a "Rate/Volume Analysis", which segregates in detail the major factors that contributed to the changes in net interest income for the years ended December 31, 2002 and

Rate/Volume Analysis

(Dollars in Thousands) (Fully Taxable Equivalent) Increase (Decrease) in Year Ended December 31,

	2002 to 2001	Change Due To:		2001 to 2000	Change Due To:	
	TOTAL	**RATE**	**VOLUME**	TOTAL	RATE	VOLUME
Interest Income						
Interest-Bearing Balances With Banks	**$ (8)**	**$ (167)**	**$ 159**	$ 13	$ (142)	$ 155
Federal Funds Sold	**(3)**	**(13)**	**10**	(9)	(16)	7
Investment Securities	**814**	**(2,229)**	**3,043**	363	(1,060)	1,423
Loans	**(1,139)**	**(2,580)**	**1,441**	480	(670)	1,150
Total Interest Income	**(336)**	**(4,989)**	**4,653**	847	(1,888)	2,735
Interest Expense						
Demand Deposits, Savings & Clubs	**(516)**	**(679)**	**163**	(74)	(81)	7
Money Market Deposits	**934**	**(385)**	**1,319**	244	60	184
Time Deposits	**(2,216)**	**(2,169)**	**(47)**	(63)	(431)	368
Securities Sold Under Agreements to Repurchase	**(181)**	**(120)**	**(61)**	34	(213)	247
Short-Term Debt	**(89)**	**(8)**	**(81)**	(163)	(30)	(133)
Long-Term Debt	**93**	**(65)**	**158**	44	(125)	169
Guaranteed Preferred Beneficial Interest in Company's Subordinated Debentures	**416**	**—**	**416**	—	—	—
Total Interest Expense	**(1,559)**	**(3,426)**	**1,867**	22	(820)	842
Increase in Net Interest Income	**$ 1,223**	**$ (1,563)**	**$ 2,786**	$ 825	$ (1,068)	$ 1,893

2001, as compared to the respective previous periods, into amounts attributable to both rate and volume variances. In calculating the variances, the changes were first segregated into (1) changes in volume (change in volume times the old rate), (2) changes in rates (change in rate times the old volume) and (3) changes in rate/volume (changes in rate times the change in volume). The changes in rate/volume have been allocated in their entirety to the change in rates. The interest income included in the "Rate/Volume Analysis" table has been adjusted to a fully taxable equivalent amount using the Federal statutory tax rate of 34%. Non-accruing loans have been used in the daily average balances to determine changes in interest income due to volume. Loan fees included in the interest income calculation are not material.

Market Risk

As a financial institution, the Company's primary component of market risk is interest rate volatility. Fluctuations in interest will ultimately impact both the level of income and expense recorded on a large portion of the Company's assets and liabilities, and the market value of all interest-earning assets, other than those which possess a short term to maturity. Since most of the Company's interest-bearing assets and liabilities are located at the Bank, the majority of the Company's interest rate risk is at the Bank level. As a result, most interest rate risk management procedures are performed at the Bank level (see discussion on "Interest Rate Sensitivity").

The Company and the Bank operate as a community banking institution primarily in the counties of Northampton, Lehigh and Monroe, Pennsylvania. As a result of its location and nature of operations, the Company is not subject to foreign currency exchange or commodity price risk. The Bank makes real estate loans primarily in the counties adjacent to its operations and thus is subject to risks associated with those local economies. The Bank holds a concentration of residential real estate loans (42.4% of total loans) and commercial loans supported by real estate (24.8% of total loans) and consumer/installment loans (23.0% of total loans) in its loan portfolio. Loans for recreational vehicles represent 48% of the consumer/installment loans and 11% of total loans (see Note R of the "Notes to Consolidated Financial Statements"). The Bank's loans are subject to interest and economic risks. The Bank also originates residential real estate loans for sale in the secondary market. Such loans are identified as "Mortgage Loans Held-for-Sale" on the Company's Balance Sheet and are subject to interest rate risk (see discussion on "Mortgage Loans Held-for-Sale"). The Company does not own any trading assets and does not have any hedging transactions in place such as interest rate swaps (see discussions on "Investment Securities" and "Securities Available-for-Sale").

Interest Rate Sensitivity

Interest rate sensitivity is a measure of the extent to which net interest income would change due to changes in the level of interest rates. The objective of interest rate sensitivity management is to reduce a company's vulnerability to future interest rate fluctuations and to enhance consistent growth of net interest income. The Bank's Asset/Liability Management Committee meets semi-monthly to examine, among other subjects, interest rates for various products and interest sensitivity.

Rate sensitivity arises from the difference between the volumes of assets which are rate-sensitive as compared to the volumes of liabilities which are rate-sensitive. A comparison of interest-rate-sensitive assets to interest-rate-sensitive liabilities is monitored by the Bank on a regular basis using several time periods. The mismatch of assets and liabilities in a specific time frame is referred to as interest sensitivity gap. Generally, in an environment of rising interest rates, a negative gap (interest sensitive liabilities being greater than interest sensitive assets in a given period of time) will decrease net interest income, and in an environment of falling interest rates, a negative gap will increase net interest income.

Assets and liabilities are allocated to a specific time period based on their scheduled repricing date or on an historical basis. At December 31, 2002, assets of $207,057,000 (33.9% of total assets) were subject to interest rate changes within one year. This compares to assets subject to interest rate changes within one year of $149,885,000 (32.2% of total assets) at the end of 2001 and $162,221,000 (36.6% of total assets) at the end of 2000. Liabilities subject to rate change within one year were $189,440,000, $151,885,000 and $169,639,000 in 2002, 2001 and 2000, respectively. A positive one-year gap position of $17,617,000 existed as of December 31, 2002. The gap positions at December 31, 2001 and 2000 were negative $2,000,000 and negative $7,418,000, respectively. The ratio of rate-sensitive assets to rate-sensitive liabilities for the one-year time frame was 1.09 at the end of 2002, compared to .99 at the end of 2001 and .96 at the end of 2000. The "Interest Sensitivity Analysis" in the following table presents a sensitivity gap analysis of the Company's assets and liabilities at December 31, 2002 for five time-intervals. The Company's positive gap position for the one-year time frame in 2002 was the result of an increase in interest-bearing deposits with banks, Federal Funds sold, shorter maturities in investment securities and loans and an increase in some longer-term deposits. The change in the deposit mix was due to the growth of non-interest bearing deposits and some longer-term certificates of deposits. The change in loan maturities was due in part to the sale of residential mortgage loans and increases in shorter-term commercial loans. The change in the investment securities was the result of sales of longer-term securities and the reinvestment in shorter-term securities. Management intends to continue to purchase short-term rate securities, make adjustable rate and short-term commercial loans, market longer-term certificates of deposit and sell fixed-rate mortgage loans to maintain an acceptable gap position.

While using the interest sensitivity gap analysis is a useful management tool because it considers the quantity of assets and liabilities subject to repricing in a given time period, it does not consider the relative sensitivity to market interest-rate changes that are characteristic of

Interest Sensitivity Analysis

(Dollars in Thousands) As of December 31, 2002

	0 – 90 Days	91 – 180 Days	181 – 365 Days	1 – 5 Years	Over 5 Years	Total
Interest-Bearing Deposits With Banks	$ 5,002	$ —	$ —	$ —	$ —	$ 5,002
Federal Funds Sold	2,000	—	—	—	—	2,000
Investment Securities	31,274	24,263	41,180	149,460	67,601	313,778
Loans	37,581	18,301	25,452	101,861	69,565	252,760
Loans Held-for-Sale	1,263	—	—	—	—	1,263
Other Assets	20,741	—	—	—	16,048	36,789
Total Assets	$ 97,861	$ 42,564	$ 66,632	$ 251,321	$ 153,214	$ 611,592
Non-Interest-Bearing Deposits[1]	$ —	$ —	$ —	$ —	$ 64,150	$ 64,150
Interest-Bearing Deposits	52,680	47,361	65,950	83,601	159,056	408,648
Securities Sold Under Agreements to Repurchase	8,801	—	—	—	—	8,801
Long-Term Debt	5,024	656	8,968	27,023	26,250	67,921
Guaranteed Preferred Beneficial Interests in Company's Subordinated Debentures	—	—	—	—	15,000	15,000
Other Liabilities	—	—	—	—	6,758	6,758
Capital	—	—	—	—	40,314	40,314
Total Liabilities and Capital	$ 66,505	$ 48,017	$ 74,918	$ 110,624	$ 311,528	$ 611,592
Net Interest Sensitivity Gap	$ 31,356	$ (5,453)	$ (8,286)	$ 140,697	$ (158,314)	$ —
Cumulative Interest Sensitivity Gap	$ 31,356	$ 25,903	$ 17,617	$ 158,314	$ —	$ —
Cumulative Gap RSA/RSL	147.1%	122.6%	109.3%	152.8%	100.0%	

(1) Historically, non-interest-bearing deposits reflect insignificant change in deposit trends and, therefore, the Company classifies these deposits over five years.

various interest-rate-sensitive assets and liabilities. Consequently, even though the Company currently has a positive gap position because of the unequal sensitivity of these assets and liabilities, management believes that this position will not materially impact earnings in a changing rate environment. For example, changes in the prime rate on variable commercial loans may not result in an equal change in the rate of money market deposits or short-term certificates of deposit. A simulation model is therefore used to estimate the impact of various changes, both upward and downward, in market interest rates and volumes of assets and liabilities on the Bank's net income. This model produces an interest rate exposure report that forecasts changes in the market value of portfolio equity under alternative interest rate environments. The market value of portfolio equity is defined as the present value of the Company's existing assets, liabilities and off-balance sheet instruments. The calculated estimates of changes in the market value of portfolio equity at December 31, 2002 are as follows:

At December 31, 2002

Changes in Rate	Percent of Change in Market Value of Portfolio Equity
+ 300 basis points	(5.4)%
+ 200 basis points	(3.2)%
+ 100 basis points	14.1%
Flat Rate	0.0
- 100 basis points	10.0%
- 200 basis points	16.1%
- 300 basis points	26.8%

The assumptions used in evaluating the vulnerability of the Company's earnings and capital to changes in interest rates are based on management's consideration of past experience, current

position and anticipated future economic conditions. The interest rate sensitivity of the Company's assets and liabilities as well as the estimated effect of changes in interest rates on the market value of portfolio equity could vary substantially if different assumptions are used or actual experience differs from the assumptions on which the calculations were based.

Service Charges and Other Income

Service charge income on deposit accounts amounted to $2,586,000 in 2002 compared to $2,335,000 in 2001 and $2,019,000 in 2000. In 2002, the service charges on deposit accounts increased by $251,000 or 10.7% over 2001 and the 2001 increase over 2000 was $316,000 or 15.7%. The increases in 2002 and 2001 were primarily the result of increases in the number of deposit accounts and increases in the usage of the Bank's debit card.

In 2002, the Company had gains on the sale of mortgage loans of $1,122,000 as compared to gains of $346,000 in 2001. In 2000, there were gains on the sale of mortgage loans of $59,000 (see discussion on "Mortgage Loans Held-for-Sale").

Other operating income was $749,000 in 2002, as compared to $710,000 in 2001, an increase of $39,000 or 5.5%. Other operating income for 2000 was $825,000.

Trust and Wealth Management Division

Revenue from the Bank's Trust and Wealth Management Division operations was $1,197,000 in 2002, as compared to $1,287,000 in 2001. This was a decrease of $90,000 or 7.1%. The reduction in the Trust and Wealth Management revenue was the result of a reduction in the market values of the securities on which fees are assessed offset in part by growth in the assets held by the Bank for its customers. The Trust and Wealth Management Division revenue for 2000 was $1,245,000. Trust assets are held by the Bank for its customers in a fiduciary or agency capacity, and thus, are not included in the financial statements of the Company. Fees are assessed by the Trust Division to some customers based on the market value of the assets held in the customers' account. As a result, changing market values will impact the revenues earned from Trust operations.

Other Expenses

Salaries and employee benefits represent a significant portion of non-interest expense. These expenses, amounting to $9,055,000, increased by $831,000 or 10.1% in 2002 compared to $8,224,000 in 2001. These expenses in 2001 amounted to an increase of $787,000 or 10.6% over the $7,437,000 reported in 2000. The increase in 2002 was primarily due to salary increases of approximately 4%, increases in Lending and Trust division's staff and an increase in cash bonuses paid to all employees. Salary expense in 2001 increased due to normal salary increases of approximately 3%, cash bonuses paid to all employees and the full year's expense related to the opening of the branches in Mount Pocono, Whitehall and Trexlertown.

Occupancy and equipment expenses were $2,463,000 in 2002 which was $65,000 or 2.6% lower than the 2001 amount of $2,528,000. The 2001 amount was $136,000 or 5.7% greater than the 2000 occupancy and equipment expense of $2,392,000. The decrease in 2002 was primarily due to expense reductions in building and equipment maintenance. The increase in 2001 was the result of a full year's expenses at branches in Mount Pocono, Whitehall and Trexlertown.

Other operating expenses (such as advertising, publicity, deposit insurance premiums, data processing fees, legal, accounting, supplies, postage and telephone) in 2002 were $6,093,000, compared to $5,976,000 in 2001 and $7,116,000 in 2000. These expenses increased in 2002 as compared to 2001 by $117,000 or 2.0%. Contributing to the increase of expenses in 2002 was an increase of $88,000 in printing and supplies, a $90,000 increase in loan origination and appraisal expenses, and a $40,000 increase in public relations expenses. These increases were offset in part by decreases in: legal fees of $325,000, unrealized losses on residential real estate loans held-for-sale of $93,000, deposit service fees of $40,000, and director fees of $24,000. The decrease in other expenses in 2001 was $1,140,000 or 16%. Included in the 2000 expenses was a provision of $1,012,000 to the special reserve for Funeral Trust litigation, a $184,000 write-down of other real estate owned and $100,000 on losses due to theft. There were no expenses incurred for these items in 2001. Also contributing to the reduction of expenses in 2001 were reductions of $188,000 in legal fees, $83,000 in advertising and $74,000 in public relations. These reductions were offset in part by increases in professional fees of $313,000, loan origination costs of $114,000 and unrealized losses on residential real estate loans held for sale of $93,000. Advertising costs were $479,000, $463,000 and $546,000 for the years ended December 31, 2002, 2001 and 2000, respectively (see Notes A.14 and J of the "Notes to Consolidated Financial Statements").

Investment Securities

The Company classifies its debt and marketable securities into three categories: trading, available-for-sale, and held-to-maturity as provided by the Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Trading securities are measured at fair value, with unrealized holding gains and losses included in income. The Company had no trading securities in 2002 and 2001. Available-for-sale securities are stated separately on the financial statements and are discussed in the following section "Securities Available-for-Sale." Held-to-maturity securities are carried at amortized cost and identified as investment securities in the financial statements (see Notes A.2 and B of the "Notes to Consolidated Financial Statements").

Held-to-maturity securities totaled $30,297,000 at December 31, 2002 and $23,004,000 at December 31, 2001. The Company has the

intent and ability to hold these securities until maturity. The fair value of these securities was $30,791,000 and $23,160,000 at December 31, 2002 and 2001, respectively.

The Company, at December 31, 2002 and 2001, did not hold any securities identified as derivatives in the form of Collateralized Mortgage Obligations (CMOs), Planned Amortization Class (PAC), Real Estate Mortgage Investment Conduits (REMICs), Stripped-Mortgage-Backed Securities, interest rate swaps, futures or options. The Company held adjustable rate mortgage-backed securities issued by U. S. Government Agencies totaling $20,700,000 at December 31, 2002 ($19,490,000 in available-for-sale and $1,210,000 in held-to-maturity) and $7,756,000 at December 31, 2001 ($5,783,000 in available-for-sale and $1,973,000 in held-to-maturity). The interest rates on most of these securities are tied to various indexes, are subject to various caps, and are adjusted annually. The Company also held fixed rate mortgage-backed securities issued by U. S. Government Agencies totaling $181,803,000 at December 31, 2002 ($167,637,000 in available-for-sale and $14,166,000 in held-to-maturity) and $85,994,000 at December 31, 2001 ($81,470,000 in available-for-sale and $4,524,000 in held-to-maturity).

Securities Available-for-Sale

The Company had $283,481,000 of securities available-for-sale at December 31, 2002, as compared to $181,302,000 at December 31, 2001. At December 31, 2002, the net unrealized gain on these securities was $1,321,000, net of the tax effect of $681,000. There was a net unrealized loss of $694,000, net of the tax effect of $359,000 on the available-for-sale securities at December 31, 2001. The net unrealized gain or loss is included in shareholders' equity (see Notes A.2, A.6 and B of the "Notes to Consolidated Financial Statements").

These securities are being held to meet the liquidity needs of the Company and to provide flexibility to support earnings in changing interest rate environments. The tax-free municipal securities in the available-for-sale category will also be used to assist in managing the Company's Federal tax position. While management has the intent and the ability to hold available-for-sale securities on a long-term basis or to maturity, they may sell these securities under certain circumstances. Such occurrences could include, but are not limited to, meeting current liquidity needs, adjusting maturities or repricing periods to reduce interest rate risk, reducing Federal Income Tax liability, improving current or future interest income, adjusting risk-based capital position, changing portfolio concentrations, and providing funds for increased loan demand or deposit withdrawals. Upon the sale of an available-for-sale security, the actual gain or loss is included in income.

A summary of the available-for-sale and held-to-maturity securities at December 31, 2002, 2001 and 2000 are as follows:

Available-For-Sale Securities

(Dollars in Thousands) at December 31,	**2002**		2001		2000	
	Amortized Cost	Carrying Amount at Fair Value	Amortized Cost	Carrying Amount at Fair Value	Amortized Cost	Carrying Amount at Fair Value
U. S. Treasury	**$ 5,244**	**$ 5,287**	$ 5,074	$ 5,108	$ 4,011	$ 4,022
U. S. Government Agencies	**25,315**	**25,670**	43,977	43,704	79,145	79,099
States and Political Subdivisions	**44,315**	**45,182**	31,450	31,127	28,210	28,253
Mortgage Backed Securities	**186,209**	**188,338**	87,461	87,253	44,110	44,129
Corporate Bonds	**2,000**	**1,998**	456	422	—	—
Equity Securities	**18,396**	**17,006**	13,937	13,688	8,496	8,526
Total Available-for-Sale Securities	**$281,479**	**$ 283,481**	$ 182,355	$ 181,302	$ 163,972	$ 164,029

Held-to-Maturity Securities

(Dollars in Thousands) at December 31,	**2002**		2001		2000	
	Carrying Amount at Amortized Cost	Approximate Fair Value	Carrying Amount at Amortized Cost	Approximate Fair Value	Carrying Amount at Amortized Cost	Approximate Fair Value
U. S. Government Agencies	**$ 6,414**	**$ 6,562**	$ 8,622	$ 8,819	$ 7,937	$ 7,903
States and Political Subdivisions	**8,507**	**8,615**	7,885	7,811	8,016	7,991
Mortgage Backed Securities	**15,376**	**15,614**	6,497	6,530	4,019	4,012
Total Held-to-Maturity Securities	**$ 30,297**	**$ 30,791**	$ 23,004	$ 23,160	$ 19,972	$ 19,906

Management's Discussion

The maturity distribution and weighted average yield of the investment portfolio of the Company at December 31, 2002 are presented in the following table. Weighted average yields on tax-exempt obligations have been computed on a fully taxable equivalent basis assuming a tax rate of 34%. All average yields were calculated on the book value of the related securities. Equity and other securities having no stated maturity have been included in the "After 10 Years" category.

Available-for-Sale Investment Securities Yield by Maturity at December 31, 2002

Available-for-Sale at Fair Value

(Dollars in Thousands)

	Within 1 Year		After 1 But Within 5 Years		After 5 But Within 10 Years		After 10 Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U. S. Treasury	$ 1,003	2.51%	$ 2,024	1.68%	$ 2,260	2.72%	$ —	—%	$ 5,287	2.28%
U. S. Government Agency	—	—	6,025	4.45	11,488	4.29	8,157	5.91	25,670	4.84
Mortgage-Backed Securities	34	6.00	—	—	4,649	4.44	183,655	4.69	188,338	4.69
States and Political Subdivisions	—	—	964	4.30	12,458	4.41	31,760	4.72	45,182	4.63
Other Debt Securities	—	—	—	—	—	—	1,998	2.21	1,998	2.21
Equity Securities	—	—	—	—	—	—	17,006	3.52	17,006	3.52
Total Available-for-Sale Securities	$ 1,037	2.62%	$ 9,013	3.81%	$ 30,855	4.25%	$242,576	4.67%	$283,481	4.59%
Average of Available-for-Sale Securities in Years	0.11		3.70		7.99		18.26		16.61	

Held-to-Maturity Securities Yield by Maturity at December 31, 2002

Held-to-Maturity at Amortized Cost

(Dollars in Thousands)

	Within 1 Year		After 1 But Within 5 Years		After 5 But Within 10 Years		After 10 Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U. S. Government Agency	$ —	— %	$ 998	5.86%	$ 5,416	5.75%	$ —	— %	$ 6,414	5.77%
Mortgage-Backed Securities	3	6.45	214	7.00	70	7.00	15,089	4.44	15,376	4.49
States and Political Subdivisions	—	—	965	4.47	2,903	4.72	4,639	4.70	8,507	4.68
Total Held-to-Maturity Securities	$ 3	6.45%	$ 2,177	5.36%	$ 8,389	5.41%	$ 19,728	4.50%	$ 30,297	4.82%
Average of Held-to-Maturity Securities in Years	0.50		3.36		7.51		17.48		13.71	

During 2002, $90,180,000 of securities available-for-sale were sold, resulting in a total net gain of $1,253,000, which was recorded in income and includes net gains on equity securities sold by First C. G. of $26,000. The securities sold were primarily U. S. Government Agency Bonds, U. S. Agency mortgage-backed bonds, municipal bonds, and corporate bonds held by the Bank and equity securities held by First C. G. The sales by the Bank were executed to provide liquidity, reduce future interest rate risk, and to recognize gains that would be lost as a result of calls and prepayments. The sales of equity securities by First C. G. were made to recognize certain gains, and to reposition the equity portfolio. Securities purchased by the Company in 2002 totaled $310,597,000. Included in these purchases were $60,687,000 in U. S. Agency bonds, $212,844,000 in U. S. Agency mortgage-backed bonds, $24,907,000 in municipal securities, $4,306,000 in U. S. Treasury bonds, $30,000,000 in trust preferred bonds, $1,832,000 in agency preferred stock, and $1,659,000 in equity securities. The securities sold in 2001 totaling $34,334,000 were primarily U. S. Agency, mortgage-backed bonds and municipal bonds held by the Bank and equity securities held by First C. G. The 2001 sales resulted in net gains of $929,000. These gains include net gains of $146,000 on equity securities sold by First C. G. The sales made by the Bank were to provide liquidity and to reduce future interest rate risk. The sales by First C. G. were made to recognize certain gains. Security purchases in 2001 amounted to $143,457,000 which were primarily U. S. Agency mortgage-backed bonds, U. S. Agency fixed rate bonds, municipal securities, U. S. Treasury bonds, corporate bonds, agency preferred stock and other equity securities. In 2000, a net gain on security transactions of $174,000 was recorded on sales of $8,120,000.

Management's Discussion

Loan Portfolio

At December 31, 2002, total loans (net of unearned discounts of $138,000 in 2002 and $250,000 in 2001) of $255,844,000 were $30,087,000, or 13.3% higher than the 2001 amount of $225,757,000. The increase in loans in 2002 was primarily the result of an increase of $31,033,000 or 96.0% in real estate commercial loans, an increase of $3,802,000 or 27.6% in other commercial loans and an increase of $103,000 or 6.1% in municipal loans, partially offset by an decrease of $4,499,000 or 4.0% in residential real estate loans (see "Mortgage Loans Held for Sale"), a decrease of $413,000 or 0.7% in consumer loans and a decrease of $51,000 or 0.8% in real estate construction loans.

Loans Outstanding at December 31 by Major Category are as follows:

Loans Outstanding by Major Category

(Dollars in Thousands) At December 31,	**2002**	2001	2000	1999	1998
Real Estate – Residential	**$ 108,372**	$ 112,871	$ 128,862	$ 112,870	$ 119,914
Real Estate – Construction	**6,076**	6,127	5,923	6,737	11,689
Real Estate – Commercial	**63,350**	32,317	27,206	26,809	29,587
Consumer/Installment	**58,792**	59,205	53,062	45,886	40,184
Commercial (Non-Real Estate) and Agricultural	**17,560**	13,762	10,214	9,538	10,900
States and Political Subdivisions	**1,805**	1,702	2,089	1,096	1,178
Other	**27**	23	19	13	10
Total Gross Loans	**255,982**	226,007	227,375	202,949	213,462
Unearned Income	**(138)**	(250)	(431)	(691)	(1,025)
Total Loans	**255,844**	225,757	226,944	202,258	212,437
Allowance for Possible Loan Losses	**(3,084)**	(2,264)	(2,411)	(2,437)	(2,691)
Net Loans	**$ 252,760**	$ 223,493	$ 224,533	$ 199,821	$ 209,746

The maturity ranges of items in the loan portfolio (excluding residential mortgages of 1 to 4 family residences and consumer loans) of the Bank and the amount of loans with predetermined interest rates and floating interest rates due after one year, as of December 31, 2002, are summarized in the table set forth below. The determination of maturities included in the table are based upon contract terms. Demand loans that do not have a defined repayment term are reported as maturing within one year. In situations where a rollover is appropriate, the Bank's policy in this regard is to evaluate the credit for collectibility consistent with the normal loan evaluation process. This policy is used primarily in evaluating ongoing customers' use of their lines of credit with the Bank that are at floating interest rates. Management continues to emphasize the granting of floating interest rate loans to better match the interest sensitivity of deposits.

Loan Maturity and Interest Sensitivity

As of December 31, 2002
(Dollars in Thousands)

	One Year or Less	Due in One to Five Years	Due in Over Five Years	Total
Real Estate — Construction	$ 1,403	$ 2,561	$ 2,112	$ 6,076
Real Estate — Commercial	16,324	29,394	17,632	63,350
Commercial (Non-Real Estate) and Agricultural	86	6,159	2,715	17,560
Total	$ 17,813	$ 38,114	$ 22,459	$ 86,986
Loan Maturity After 1 Year With:				
Predetermined Interest Rate		$ 10,702	$ 21,205	
Floating Interest Rate		27,412	1,254	
Total		$ 38,114	$ 22,459	

The Company's primary geographic area for its lending activities includes Monroe, Northampton and Lehigh Counties, Pennsylvania.

Making loans to businesses and individuals entails risks to the Company, including ascertaining cash flows, evaluating the credit history, assets and liabilities of a potential borrower, and determining the value of the various types of collateral pledged as security. Lending involves determining risks, managing those risks and charging an appropriate interest rate to compensate for taking such risks, and to cover the cost of funds (see previous discussion on "Market Risk").

The loan to deposit ratio was 54.1% at December 31, 2002 and 59.4% at December 31, 2001. Additional information concerning loans is shown in Note C of the "Notes to Consolidated Financial Statements."

Mortgage Loans Held-for-Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or estimated fair value. Gains and losses on sales of loans are also accounted for in accordance with SFAS No. 134, "Accounting for Mortgage Securities Retained After the Securitizations of Mortgage Loans Held-for-Sale by a Mortgage Banking Enterprise." SFAS No. 134 requires that an entity engaged in mortgage banking activities classify the retained mortgage-backed security or other interest, which resulted from the securitizations of a mortgage loan held-for-sale based upon its ability and intent to sell or hold these investments.

Management continued a program to sell most of its newly originated residential real estate loans in the secondary market. In both 2002 and 2001, the Company also sold a group of residential real estate loans originated in prior years. The purpose of these sales was to reduce the Company's interest rate risk and to provide funds to support a higher level of loan originations.

The sales of residential real estate loans in the secondary market for 2002 amounted to $52,909,000. In 2002, the Bank originated $33,053,000 of the loans sold. The remaining $19,856,000 of loans sold in 2002 were originated in prior years. A net gain of $1,122,000 was recorded on the total amount of loans sold. At December 31, 2002, there were $1,263,000 of residential real estate loans identified as held-for-sale. There was no unrealized loss on these loans held-for-sale at December 31, 2002.

The Bank sold $44,678,000 of residential real estate loans during 2001 in the secondary market. The Bank originated $26,382,000 of these loans in 2001 and $18,296,000 in prior years. A net gain of $346,000 was recognized on the total loans sold in 2001. At December 31, 2001, there were $3,808,000 residential real estate loans identified as held-for-sale.

During 2000, the Company had a net gain of $59,000 on the sale of $7,718,000 of residential real estate loans.

The Company intends to continue to originate residential real estate loans in 2003 and to sell some of these loans in the secondary market. The Company services all of the residential mortgage loans sold and plans to continue this practice.

Non-Performing Loans

The following discussion relates to the Bank's non-performing loans, which consist of loans on a non-accrual basis and accruing loans which are past due ninety days or more.

Accrual of interest is discontinued on a loan when management believes that the borrower's financial condition is such that the collection of interest is in doubt. The Company recognizes these loans as non-accrual, but considers the principal to be substantially collectible because the loans are protected by adequate collateral or other resources. Payments received on non-accrual loans are applied to principal until such time as the principal is paid off. Any additional payments are then recognized as interest income.

Loans on non-accrual status totaled $1,351,000 at December 31, 2002. This balance represented a $332,000 increase in non-accrual loans during 2002 due to the poor performance of certain additional mortgage loans. Management believes there is sufficient reserves and/or collateral to cover any possible losses on these loans.

The table "Non-Accrual Loans" shows the balance and the effect non-accrual loans have had on interest income for each of the periods indicated.

Non-Accrual Loans

(Dollars in Thousands) At December 31,	**2002**	2001	2000	1999	1998
Non-Accrual Loans on a Cash Basis	**$ 1,351**	$ 1,019	$ 1,048	$ 1,311	$ 1,245
Non-Accrual Loans as a Percentage of Total Loans	**0.53%**	0.45%	0.46%	0.65%	0.59%
Interest Which Would Have Been Recorded at Original Rate	**$ 10**	$ 22	$ 38	$ 56	$ 144
Interest That Was Reflected in Income	**5**	33	42	35	23
Net Impact on Interest Income	**$ (5)**	$ 11	$ 4	$ (21)	$ (121)

Set forth below are the amounts of loans outstanding as of the end of each of the periods indicated that are 90 days and over past due and are on an accrual basis and are not included in the previous table. Management continues to accrue interest on these loans since they are secured and in the process of collection and are expected to be eventually paid in full.

Accruing Loans Past Due 90 Days or More

(Dollars in Thousands) At December 31,	**2002**	2001	2000	1999	1998
Accruing Loans Past Due 90 Days or More	**$ 874**	$ 2,185	$ 1,469	$ 1,491	$ 1,021
Accruing Loans Past Due 90 Days or More as a Percentage of Total Loans	**0.34%**	0.97%	0.65%	0.74%	0.48%

The following table shows the balance of non-performing loans and non-performing assets for the period indicated.

Non-Performing Assets

(Dollars in Thousands) At December 31,	**2002**	2001	2000	1999	1998
Non-Accrual Loans	**$ 1,351**	$ 1,019	$ 1,048	$ 1,311	$ 1,245
Accruing Loans Past Due 90 Days or More	**874**	2,185	1,469	1,491	1,021
Total Non-Performing Loans	**$ 2,225**	$ 3,204	$ 2,517	$ 2,802	$ 2,266
Other Real Estate Owned	**$ —**	$ 93	$ 325	$ 571	$ 636
Total Non-Performing Assets	**$ 2,225**	$ 3,297	$ 2,842	$ 3,373	$ 2,902

The Company measures impairment of a loan based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, impairment may be measured based on a loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Regardless of the measurement method, a creditor must measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. SFAS No. 118 allows creditors to use existing methods for recognizing interest income on impaired loans.

The Company identifies a loan as impaired when it is probable that interest and principal will not be collected according to the contractual terms of the loan agreement. The accrual of interest is discontinued in such loans and no income is recognized until all recorded amounts of interest and principal are recovered in full.

Loan impairment is measured by estimating the expected future cash flows and discounting them at the respective effective interest rate or by valuing the underlying collateral. The total principal amount of impaired loans was $65,000 and $103,000 at December 31, 2002 and 2001, respectively. The recorded investment in these loans and the valuation for credit losses related to loan impairment at December 31, 2002 and 2001 are as follows:

(Dollars in Thousands) at December 31,	**2002**	2001
Principal Amount of Impaired Loans	**$ 65**	$ 103
Accrued Interest	**—**	—
Deferred Loan Costs	**—**	—
	65	103
Less Valuation Allowance at December 31,	**(8)**	(43)
	$ 57	$ 60

The activity in the allowance account for credit losses related to impaired loans is as follows:

(Dollars in Thousands) for the Years	**2002**	2001
Valuation Allowance at January 1,	**$ 43**	$ 78
Provision for Loan Impairment	**—**	22
Direct Charge-Offs	**(15)**	(17)
Transfers from (to) Unallocated Reserve	**(20)**	(40)
Valuation Allowance at December 31,	**$ 8**	$ 43

Total cash collected on impaired loans during 2002 was $16,000, of which $11,000 was credited to the principal balance outstanding on such loans, and $5,000 was recognized as interest income.

Total cash collected on impaired loans during 2001 was $128,000, of which $95,000 was credited to the principal balance outstanding on such loans and $33,000 was recognized as interest income. Interest that would have been accrued on impaired loans was $10,000 and $22,000 in 2002 and 2001, respectively. The valuation allowance for impaired loans of $8,000 at December 31, 2002 and $43,000 at December 31, 2001 is included in the "Allowance for Possible Loan Losses" which amounts to $3,084,000 and $2,264,000 at December 31, 2002 and 2001, respectively. The reduction in the valuation allowance for impaired loans was the result of the decline in the principal amount of impaired loans.

Allowance and Provision for Possible Loan Losses

The allowance for possible loan losses constitutes the amount available to absorb estimated losses within the loan portfolio. As of December 31, 2002, the allowance for possible loan losses was $3,084,000 as compared to the December 31, 2001 amount of $2,264,000 and the December 31, 2000 amount of $2,411,000. The allowance for possible loan losses as a percentage of total loans outstanding as of December 31, 2002 was 1.21%, compared to 1.00% at the end of 2001 and 1.06% at the end of 2000. The increase in the allowance for possible loan losses of $820,000 was the result of management's review of loans outstanding (see discussion on "Loan Portfolio") and non-performing loans (the sum of non-accrual loans and accruing loans past due 90 days or more). Included in this review was an analysis of the related collateral of specific loans and the assignment of a risk factor to all non-performing loans. Non-performing loans totaled $2,225,000 at December 31, 2002 as compared to $3,204,000 at December 31, 2001 (see tables on "Non-Accrual Loans" and "Accruing Loans Past Due 90 Days or More"). Loan charge-offs as detailed in the table "Allowance for Possible Loan Losses" were $954,000 in 2002 as compared to $904,000 in 2001 and $561,000 in 2000. Net charge-offs were $721,000 in 2002 or $6,000 less than the 2001 amount of $727,000. The 2002 and 2001 charge-offs were the result of losses on commercial, consumer and residential real estate loans. Net loans charged-off in 2000 were $401,000. The ratio of net loan charge-offs to average loans outstanding was .29%, .32% and .19% in 2002, 2001 and 2000, respectively.

The provision for possible loan losses was $1,541,000 for the year ended December 31, 2002, $580,000 for the year ended December 31, 2001 and $375,000 for the year ended December 31, 2000. In 2002, the increase in the provision was $961,000 due to the continued high level of loan losses in 2002 and management's analysis of the risks related to the loan portfolio.

The allowance for possible loan losses is established through a provision for possible loan losses charged to expenses. Loans are charged against the allowance for possible loan losses when management believes that the collectibility of the principal is unlikely. The risk characteristics of the loan portfolio are managed through various control processes, including credit evaluations of individual borrowers, periodic reviews, diversification by industry, and the establishment of lending targets to various segments of the portfolio. Risk is further mitigated through the application of lending procedures such as the holding of adequate collateral and the establishment of contractual guarantees. Management believes that these procedures provide adequate assurances against the adverse impact from any event or set of conditions, and that the level of the allowance for possible loan losses is sufficient to meet the present and potential risk characteristics of the loan portfolio, including the current level of non-performing and past-due loans.

The allowance for loan losses is evaluated based on an assessment of the losses inherent in the loan portfolio. This assessment results in an allowance consisting of two components, allocated and unallocated. The allocated component of the allowance for loan losses reflects possible losses resulting from the analysis of individual loans, pools of loans and commitments. The specific allowance allocations for individual loans are based on an analysis of individual loans where the internal credit rating is at or below a predetermined classification. The general allocation for pools of loans and commitments is based on historical loss experience adjusted for current trends in areas such as lending policies, economic conditions, delinquencies and concentrations. The historical loss factor is determined using actual loss experience and the related internal risk rating of loans charged off. The unallocated portion of the allowance is a function of the total allowance and the allocated portion of the allowance. The analysis of the allowance is performed quarterly and historical factors are updated periodically based on actual experience.

Allowance for Possible Loan Losses

(Dollars in Thousands) For the Year Ended December 31,	**2002**	2001	2000	1999	1998
Allowance for Loan Losses at Beginning of Year	**$ 2,264**	$ 2,411	$ 2,437	$ 2,691	$ 2,664
Loans Charged-Off by Category:					
Commercial	**32**	25	17	255	133
Real Estate – Construction	**—**	—	—	—	—
Real Estate – Residential	**243**	171	219	147	59
Consumer/Installment	**679**	708	325	330	348
Other	**—**	—	—	—	—
Total Loans Charged-Off	**954**	904	561	732	540
Loans Recovered by Category:					
Commercial	**—**	60	5	30	42
Real Estate – Construction	**—**	—	—	—	—
Real Estate – Residential	**150**	66	100	29	1
Consumer/Installment	**83**	51	55	44	74
Other	**—**	—	—	—	—
Total Loans Recovered	**233**	177	160	103	117
Net Loans Charged-Off	**721**	727	401	629	423
Provision Charged to Expense	**1,541**	580	375	375	450
Allowance for Loan Losses at End of Period	**$ 3,084**	$ 2,264	$ 2,411	$ 2,437	$ 2,691
Total Loans					
Average Loans	**$ 246,113**	$ 228,458	$ 214,856	$ 212,993	$ 217,191
Year-End	**$ 255,844**	$ 225,757	$ 226,944	$ 202,258	$ 212,437
Net Loans Charged-Off to:					
Average Loans	**0.29%**	0.32%	0.19%	0.30%	0.19%
Loans at Year-End	**0.28%**	0.32%	0.18%	0.31%	0.20%
Allowance for Possible Loan Losses at Year-End	**23.38%**	32.11%	16.63%	25.81%	15.72%
Provision for Possible Loan Losses	**46.79%**	125.34%	106.93%	167.73%	94.00%
Allowance for Possible Loan Losses at Year-End to:					
Average Loans	**1.25%**	0.99%	1.12%	1.14%	1.24%
Loans at Year-End	**1.21%**	1.00%	1.06%	1.20%	1.27%

The following table details the Allocation of the Allowance for Possible Loan Losses by the various loan categories. The allocation is not necessarily indicative of the categories in which future loan losses will occur, and the entire allowance is available to absorb losses in any category of loans.

Allocation of the Allowance for Possible Loan Losses

(Dollars in Thousands) At December 31,	**2002**	2001	2000	1999	1998
Loan Categories					
Commercial	**$ 803**	$ 567	$ 779	$ 901	$ 1,350
Real Estate – Construction	**—**	—	—	—	4
Real Estate – Residential	**333**	312	281	212	128
Consumer/Installment	**1,256**	1,182	964	764	738
Unallocated	**692**	203	387	560	471
Total	**$ 3,084**	$ 2,264	$ 2,411	$ 2,437	$ 2,691

Percentage of Total Loans in Each Category to Total Loans

At December 31,	**2002**	2001	2000	1999	1998
Loan Categories					
Commercial	**32.32%**	21.15%	17.38%	18.46%	19.52%
Real Estate – Construction	**2.37%**	2.71%	2.61%	3.32%	5.48%
Real Estate – Residential	**42.34%**	49.94%	56.67%	55.61%	56.18%
Consumer/Installment	**22.97%**	26.20%	23.34%	22.61%	18.82%
Total	**100.00%**	100.00%	100.00%	100.00%	100.00%

Deposits

Deposits are the primary source of the Company's funds. During 2002, deposits increased by $92,912,000 or 24.5% to a total of $472,798,000 at December 31, 2002, from a total of $379,886,000 at December 31, 2001. Average deposits for 2002 were $420,191,000, an increase of $61,388,000 or 17.1% over the average total deposits for 2001 of $358,803,000. Contributing to the increase in deposits were increases in savings, money market and checking products in response to marketing campaigns to attract these types of deposits, and the effects of lower interest rates, a slowing economy and a general trend of consumers moving their funds from equity markets to bank deposits. The continued growth of deposits held by the Company and the banking industry in general could be adversely affected by the flow of funds into other banks, credit unions, mutual funds, equity markets and other investment options.

The Bank's average money market deposits increased in 2002 with average balances of $72,259,000, which was $52,218,000 or 260.6% higher than the 2001 average balance of $20,041,000. Non-interest bearing deposits averaged $57,938,000 in 2002 as compared to $48,959,000 in 2001, an increase of $8,979,000 or 18.3%. In addition, there was an increase in average interest-bearing demand deposits of $3,409,000 or 6.2% to $58,496,000 in 2002 from $55,087,000 in 2001. These deposit increases were partially offset by decreases in average savings and club deposits which averaged $62,752,000 in 2002 as compared to $65,079,000 in 2001, a decrease of $2,322,000 or 3.6%, an $815,000 or 11.1% decrease in certificates of deposit over $100,000 and a decrease of $75,000 in other time deposits. Average certificates of deposit over $100,000 were $6,519,000 and $7,334,000 in 2002 and 2001, respectively. Average other time deposits were $162,228,000 in 2002 as compared to $162,303,000 in 2001.

The average balances of deposits for each of the years ended December 31, 2002, 2001 and 2000 are presented in the following table:

Average Deposit Balances by Major Classification

(Dollars in Thousands) For the Year Ended December 31,	2002		2001		2000	
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Demand Deposits						
Non-Interest-Bearing	**$ 57,939**	**—%**	$ 48,959	— %	$ 43,893	— %
Interest-Bearing	**58,496**	**0.64**	55,087	0.89	53,151	1.01
Money Market Deposits	**62,751**	**1.34**	20,041	3.09	13,461	2.79
Savings & Club Accounts	**72,259**	**2.47**	65,079	2.09	62,834	2.22
Certificates of Deposits under $100,000	**161,764**	**4.08**	162,303	5.36	157,164	5.60
Certificates of Deposits of $100,000 or more	**6,983**	**3.30**	7,334	4.86	5,886	5.18
Total Deposits	**$ 420,192**		$ 358,803		$ 336,389	

Maturities of Certificates of Deposit of $100,000 or More

(Dollars in Thousands) At December 31,	2002	2001
Three Months or Less	**$ 1,167**	$ 7,493
Over Three, Through Six Months	**1,322**	2,015
Over Six, Through Twelve Months	**873**	1,352
Over Twelve Months	**657**	732
Total	**$ 4,019**	$11,592

There were no brokered deposits at December 31, 2002 and 2001.

Short-Term Debt

The Bank had securities sold under agreements to repurchase totaling $8,801,000 at December 31, 2002 and $8,380,000 at December 31, 2001. The Bank had no short-term (overnight) debt at December 31, 2002 and 2001 from the Federal Home Loan Bank against a line of credit of $25,000,000. At December 31, 2002 and 2001, there was no short-term debt in the form of Federal funds purchased, or Federal Reserve Bank discount borrowings. Additional information relating to short-term debt can be found in Note G of the "Notes to Consolidated Financial Statements".

Short-term debt consists of the following Federal Home Loan Bank advances:

(Dollars in Thousands) For the Year Ended December 31,	2002	2001	2000
Balance Outstanding at December 31,	**$ —**	$ —	$ 5,695
Maximum Amount Outstanding at Any Month-End During the Year	**$ —**	$ 6,415	$ 11,255
Average Amount Outstanding	**$ 243**	$ 1,919	$ 3,994
Average Interest Rate During the Year	**1.65%**	4.85%	6.41%

Securities sold under agreements to repurchase consist of the following:

(Dollars in Thousands) For the Year Ended December 31,	2002	2001	2000
Balance Outstanding at December 31,	**$ 8,801**	$ 8,380	$ 7,215
Maximum Amount Outstanding at Any Month-End During the Year	**$13,110**	$ 18,519	$ 12,950
Average Amount Outstanding	**$10,500**	$ 12,591	$ 7,226
Average Interest Rate During the Year	**1.76%**	2.90%	4.59%

Long Term Debt

The Bank had ten long-term loans from the Federal Home Loan Bank of Pittsburgh totaling $67,921,000 at December 31, 2002 and five long-term loans totaling $34,804,000 at December 31, 2001. The proceeds of these loans were used to fund residential real estate loans, community reinvestment projects and securities in the investment portfolio (see Note H of "Notes to Consolidated Financial Statements").

The loans outstanding to the Federal Home Loan Bank of Pittsburgh at December 31, 2002 and 2001 are as follows:

(Dollars in Thousands)

Date Originated	Original Amount	Balance at: December 31, 2002	Balance at: December 31, 2001	Due Date	Interest Rate at: December 31, 2002	
October 1998	$ 7,000	$ 7,000	$ 7,000	October 2008	4.86%	(1)
August 1999	10,000	10,000	10,000	August 2004	6.06%	(2)
August 2000	12,000	12,000	12,000	August 2010	6.23%	(3)
November 2001	805	795	804	November 2016	6.43%	(5)
December 2001	5,000	5,000	5,000	January 2007	4.45%	(4)
February 2002	90	89	—	February 2017	5.65%	(5)
October 2002	3,050	3,037	—	October 2007	3.18%	(5)
December 2002	15,000	15,000	—	December 2007	2.90%	(6)
December 2002	10,000	10,000	—	December 2007	3.21%	(7)
December 2002	5,000	5,000	—	December 2009	3.40%	(6)
	$ 67,945	$ 67,921	$34,804			

(1) The interest rate on this loan is fixed until October 2003, after which the interest rate may, on any quarter, be converted at the option of the lender to a variable rate of three-month LIBOR plus 15 basis points. If the lender elects to convert to a variable rate, the Bank may pre-pay the loan without a penalty.
(2) The interest rate on this loan may, on any quarter, be converted at the option of the lender to a variable rate of three-month LIBOR plus 15 basis points if the three-month LIBOR is 7.5% or higher. If the lender elects to convert to a variable rate, the Bank may pre-pay the loan without a penalty.
(3) The interest rate on this loan may, on any quarter, be converted at the option of the lender to a variable rate of three-month LIBOR plus 15 basis points if the three-month LIBOR is 8% or higher. If the lender elects to convert to a variable rate, the Bank may pre-pay the loan without a penalty.
(4) The interest rate on this loan is fixed until December, 2002, after which the interest rate may, on any quarter, be converted at the option of the lender to a variable rate of three-month LIBOR plus 15 basis points if the three-month LIBOR is 7.5% or higher. If the lender elects to convert to a variable rate, the Bank may pre-pay the loan without a penalty.
(5) The interest rate on this loan is fixed until maturity. This loan amortizes with monthly principal and interest payments.
(6) The interest rate on this loan is fixed until maturity.
(7) The interest rate on this loan is fixed until December, 2003, after which the interest rate may, on any quarter, be converted at the option of the lender to a variable rate of three-month LIBOR plus 15 basis points if the three-month LIBOR is 7.5% or higher. If the lender elects to convert to a variable rate, the Bank may pre-pay the loan without a penalty.

The Company also has an obligation as a party to the Employee Stock Ownership Plan (ESOP) debt. There were four loans to ESOP as of December 31, 2002 and 2001. The total outstanding on these loans was $1,093,000 and $1,235,000 at December 31, 2002 and 2001, respectively (see Note L of the "Notes to Consolidated Financial Statements").

The ESOP loans outstanding at December 31, 2002 and 2001 are as follows:

(Dollars in Thousands)

Date Originated	Original Amount	Balance at: December 31, 2002	Balance at: December 31, 2001	Due Date	Interest Rate at: December 31, 2002
April 1998	$ 500	$ 175	$ 240	October 2005	4.25%
February 1999	1,000	800	850	October 2018	4.25%
October 2000	72	58	65	October 2010	4.25%
December 2000	100	60	80	October 2005	4.25%
	$ 1,672	$ 1,093	$ 1,235		

The interest rates on these loans are variable at the Bank's prime rate.

On June 3, 2002, the Company formed the statutory trust company, First Colonial Statutory Trust I (the "Statutory Trust I"), a wholly-owned Connecticut statutory business trust subsidiary of the Company, for the sole purpose of issuing trust preferred securities that are fully and unconditionally guaranteed by the Company. On June 26, 2002, the Company issued $15,000,000 of subordinated debentures to Statutory Trust I and the Statutory Trust I issued $15,000,000 in pooled trust preferred securities. The subordinated debentures are the sole asset of the Statutory Trust. The Trust Preferred securities are classified as long-term debt for the financial statements, but are included as Tier I capital for regulatory purposes. The interest rate on this security (4.85% at December 31, 2002) is variable, adjusting quarterly at three-month LIBOR plus 3.45%. The interest is payable quarterly. The trust preferred securities mature in June 2007, or may be redeemed at any time in the event that the deduction of related interest for federal income tax purposes is prohibited, treatment as Tier I capital is no longer permitted, or certain other contingencies arise. The net proceeds of the trust preferred securities are to be used to support the Company's growth and expansion plans and other general corporate purposes.

The Company has non-cancelable operating lease obligations with respect to various buildings and equipment. These obligations totaled $2,785,000 at December 31, 2002 and $3,347,000 at December 31, 2001 (see Note P of the "Notes to Consolidated Financial Statements").

The Company's contractual obligations as of December 31, 2002 are as follows:

Contractual Obligations

(Dollars in Thousands) at December 31, 2002

	Total	Payments Due by Period: Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
Long-Term Federal Home Loan Debt	$ 67,921	$ 84	$ 10,196	$ 32,820	$ 24,821
Trust Preferred	15,000	—	—	—	15,000
ESOP Debt	1,093	142	284	114	553
Operating Leases	2,785	539	1,003	671	572
Total Obligations	$ 86,799	$ 765	$ 11,483	$ 33,605	$ 40,946

Off-Balance-Sheet Obligations

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments (see Note R of the "Notes to Consolidated Financial Statements").

The Company's Contingent Liabilities and Commitments as of December 31, 2002 are as follows:

Contingent Liabilities and Commitments

(Dollars in Thousands) at December 31, 2002

	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
Lines of Credit	$ 37,249	$ 14,919	$ 13,097	$ 7,408	$ 1,825
Standby Letters of Credit	1,715	1,698	17	—	—
Other Commitments to Make Loans	12,239	12,239	—	—	—
Total	$ 51,203	$ 28,856	$ 13,114	$ 7,408	$ 1,825

Liquidity and Capital Resources

Liquidity is a measure of the Company's ability to raise funds to support asset growth, meet deposit withdrawals and other borrowing needs, maintain reserve requirements and otherwise operate the Company on an ongoing basis. The Company manages its assets and liabilities to maintain liquidity and earnings stability. Among the sources of asset liquidity are money market investments, short-term investment securities, and funds received from the repayment of loans and short-term debt. At year-end 2002, cash, due from banks, Federal funds sold and interest-bearing deposits with banks totaled $27,743,000, and securities maturing within one year totaled $1,033,000. At year-end 2001, cash, due from banks, Federal funds sold and interest-bearing deposits with banks totaled $18,189,000, and securities maturing within one year were $8,050,000.

The Bank is a member of the Federal Home Loan Bank of Pittsburgh, Pennsylvania. The Bank had interest-bearing deposits at the Federal Home Loan Bank of Pittsburgh in the amount of $4,968,000 at December 31, 2002, and $891,000 at December 31, 2001. These deposits are included in interest-bearing deposits with banks on the Company's financial statements. As a result of this relationship, the Bank places most of its short-term funds at the Federal Home Loan Bank of Pittsburgh in place of other banks. The Federal Home Loan Bank of Pittsburgh provides the Bank with a line of credit in the amount of $25,000,000, all of which was available at December 31, 2002.

Cash flows for the year ended December 31, 2002, consisted of cash provided by operating activities of $23,473,000 and cash provided by financing activities of $140,425,000 offset in part by cash used in investing activities of $158,427,000, resulting in a net increase in cash and cash equivalents of $5,471,000.

The cash provided by operating activities was comprised principally of the proceeds from mortgage loan sales of $52,909,000, net income of $3,998,000, the provision for possible loan losses of $1,541,000, depreciation and amortization of $1,378,000, amortization of security premiums of $1,282,000, and amortizations of deferred fees on loans of $552,000, reduced in part by mortgage loans originated for sale of $33,053,000, an increase in other assets of $1,589,000, net investment securities gains of $1,253,000, net gains on the sale of mortgage loans of $1,122,000, an increase in accrued interest payable of $820,000, accretion of security discounts of $261,000 and a decrease in accrued interest income of $254,000.

The cash provided by financing activities was comprised of a net increase in interest and non-interest bearing demand and savings deposits of $89,591,000, the issuance of long-term debt of $33,126,000, proceeds from the issuance of Guaranteed Preferred Beneficial Interest in the Company's subordinated debt of $15,000,000, a net increase in certificates of deposit of $3,321,000, a net increase in repurchase agreements of $421,000, proceeds from the sale of common stock of $389,000 and a decrease in ESOP debt of $142,000. Partially offsetting these increases were the payment of cash dividends of $1,597,000, the purchase of Treasury stock of $142,000 and the repayment of long-term debt of $9,000.

The cash used in investing activities was primarily for the purchase of securities available-for-sale in the amount of $276,235,000, the

purchase of securities held-to-maturity in the amount of $34,362,000, a net increase in loans of $47,794,000, a net increase in interest-bearing deposits with banks of $4,084,000 and the purchase of premises and equipment in the amount of $703,000. These cash uses were partially offset by the proceeds from the maturities of securities available-for-sale of $85,796,000, proceeds from the sales of securities available-for-sale of $91,433,000, proceeds from the maturities of securities held-to-maturity of $27,182,000 and proceeds from the sale of other real estate owned of $340,000.

The Company recognizes the importance of maintaining adequate capital levels to support sound, profitable growth and to encourage depositor and investor confidence. Shareholders' equity at December 31, 2002 was $40,314,000 as compared to $35,326,000 at December 31, 2001, an increase of $4,988,000 or 14.1%. This increase was attributable to an increase of $2,482,000 in paid in capital, an increase of $661,000 in common stock, an increase of $2,015,000 in accumulated comprehensive income (see Note A.6 of the "Notes to Consolidated Financial Statements"), a decrease of $142,000 in ESOP debt and a decrease due to the issuance of $220,000 in deferred stock compensation to the Chief Executive Officer. The increases in paid in capital and common stock were the result of the sale of common shares pursuant to the Dividend Reinvestment Plan and the 5% stock dividend. Total shareholders' equity, exclusive of accumulated other comprehensive income was $38,993,000 and $36,020,000 at December 31, 2002 and 2001, respectively, an increase of $2,973,000 or 8.3%. The accumulated other comprehensive income was comprised of the unrealized gains or losses on securities available-for-sale. The unrealized gains on securities available-for-sale at December 31, 2002 amounted to $1,321,000 (net of tax effect of $681,000). Included in shareholders' equity at December 31, 2001 was $694,000 (net of tax effect of $359,000) of unrealized losses on securities available-for-sale (see discussion on "Securities Available-for-Sale").

The Company paid a 5% stock dividend on its common stock from authorized but unissued shares on May 31, 2002 to all shareholders of record at the close of business on May 17, 2002. On June 22, 2001, the Company paid a 5% stock dividend on its common stock from authorized but unissued shares to all shareholders of record at the close of business on June 4, 2001. The Company also paid a 5% stock dividend on June 22, 2000 to shareholders of record on June 2, 2000. Fractional shares on the stock dividends were paid in cash. The number of average shares and per share information in this report has been restated to reflect these 5% stock dividends.

The Company maintains a Dividend Reinvestment and Stock Purchase Plan. In 2002, 7,287 new common shares were purchased pursuant to this Plan at an average price of $23.47 for total proceeds of $171,000. Also in 2002, 8,681 Treasury shares were purchased pursuant to the Dividend Reinvestment and Stock Purchase Plan at an average cost of $22.12 per share for total proceeds of $192,000. In 2001, 21,447 new common shares were purchased pursuant to the Plan at an average price of $15.28 per share. The total proceeds were $328,000.

The Company adopted the "2001 Stock Option Plan" during 2001. This plan provides for the awarding of stock options to key employees, officers and directors of the Company. During 2002, options to purchase 128,375 shares of the Company's common stock at an average price of $21.12 per share were granted to certain officers and directors. In 2001, options to purchase 21,873 shares of the Company's common stock at an average price of $15.70 per share were issued to certain officers and directors under this plan. In January 2003, options to purchase 59,950 shares of the Company's common stock at an average price of $23.83 per share were issued under the 2001 Stock Option Plan to certain officers and directors.

A Non-Employee Directors Stock Option Plan was adopted by the Company in 1994. This plan provides for the awarding of stock options to the Company's non-employee directors. There were no options awarded under this plan in 2002 and 2001.

The Company also has a Stock Option Plan that was adopted in 1986 and the 1996 Stock Option Plan that was adopted in 1996 which provide for the granting of options to acquire the Company's common stock for officers and key employees. No new options may be issued under the 1986 Stock Option Plan or the 1996 Stock Option Plan. In January 2001, options to purchase 43,553 shares of the Company's common stock at an average price of $15.80 per share were granted to certain officers under the 1996 Stock Option Plan. During 2002, options for 10,549 shares of the Company's common stock issued pursuant to the plan were exercised at an average price of $17.07 per share. In 2001, options for 4,927 shares of the Company's common stock were exercised at an average price of $11.90. In 2000, no options were issued under the 1996 Stock Option Plan. No options were exercised under these plans in 2000.

In January 2002, a grant of 10,500 shares of the Company's common stock was awarded to the Company's Chief Executive Officer in the form of deferred stock compensation. The total value of this award was $220,000 or $20.95 per share. This grant will vest over a five-year period at the rate of 20% per year. A charge for the cost of the vesting shares in the amount of $45,000 is included in the benefit expenses for the year ended December 31, 2002.

The Company and the Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Additional information relating to the Company's and Bank's capital requirements and capital ratios can be found in Note S of the "Notes to Consolidated Financial Statements".

The Company, in March 2001, settled claims by a group of funeral directors, against the Bank in connection with certain pre-need funeral trusts which were allegedly directed by funeral directors to be invested in a private placement annuity. In 1998, the Company established a reserve of $1.5 million against these possible claims. The Company added an additional $1,012,000 to this reserve in 2000. The reserve balance, as of December 31, 2002 and 2001 equaled $253,000 and $336,000, respectively. Payments made from this reserve amounted to $83,000 in 2002 and $2,025,000 in 2001. In addition, the reserve was reduced in 2001 by $119,000 with a corresponding credit to operating expenses. This reduction in the reserve was the result of an analysis by management of the funds required to meet the remaining commitments. There were no additions to this reserve in 2002. The Company expects the reserve to be sufficient to cover the remaining liabilities. The Company has incurred legal expenses in regard to these claims during 2002, 2001 and 2000. The Company will continue to incur legal expenses in regard to these claims during 2003.

Impact of Inflation and Changing Prices

The majority of assets and liabilities of a financial institution are monetary in nature and, therefore, differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. Another significant effect of inflation is on other expenses, which tend to rise during periods of general inflation.

Management believes the most significant impact on financial results is the Company's ability to react to changes in interest rates (see discussions on "Market Risk" and "Interest Rate Sensitivity").

Report of Independent Certified Public Accountants

Board of Directors
First Colonial Group, Inc.

We have audited the accompanying consolidated balance sheets of First Colonial Group, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Colonial Group, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Grant Thornton LLP
Philadelphia, Pennsylvania
January 16, 2003 (Except for Note X as to which the date is March 6, 2003)

Consolidated Balance Sheets

FIRST COLONIAL GROUP, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(Dollars in Thousands) At December 31,	2002	2001
Assets		
Total Cash and Cash Equivalents	$ 22,741	$ 17,270
Interest-Bearing Deposits with Banks	5,002	919
Investments Securities Held-to-Maturity (Fair Value: 2002 - $30,791; 2001 - $23,160)	30,297	23,004
Investment Securities Available-for-Sale	283,481	181,302
Mortgage Loans Held-for-Sale	1,263	3,808
Loans	255,844	225,757
Less: Allowance for Possible Loan Losses	(3,084)	(2,264)
Net Loans	252,760	223,493
Premises and Equipment, Net	6,375	6,562
Accrued Interest Income	3,142	2,888
Other Assets	6,531	5,898
Total Assets	$ 611,592	$ 465,144
Liabilities		
Deposits		
Non-Interest-Bearing Deposits	$ 64,150	$ 57,931
Interest-Bearing Deposits (Includes Certificates of Deposit in Excess of $100: 2002 - $4,019; 2001 - $11,592)	408,648	321,955
Total Deposits	472,798	379,886
Securities Sold Under Agreements to Repurchase	8,801	8,380
Long-Term Debt	67,921	34,804
Guaranteed Preferred Beneficial Interest in the Company's Subordinated Debentures	15,000	—
Accrued Interest Payable	3,129	3,949
Other Liabilities	3,629	2,799
Total Liabilities	571,278	429,818
Shareholders' Equity		
Preferred Stock, Par Value $5.00 a share Authorized: 500,000 shares, none issued	—	—
Common Stock, Par Value $5.00 a share Authorized: 10,000,000 shares Issued and Outstanding: 2,217,971 shares in 2002 and 2,085,778 shares in 2001	11,090	10,429
Additional Paid-In Capital	20,786	18,304
Retained Earnings	8,430	8,581
Less: Treasury Stock at Cost: No shares in 2002 and 2,463 shares in 2001	—	(59)
Less: Deferred Stock Compensation: 10,500 shares in 2002 and no shares in 2001	(220)	—
Employee Stock Ownership Plan Debt	(1,093)	(1,235)
Accumulated Other Comprehensive Income (Loss)	1,321	(694)
Total Shareholders' Equity	40,314	35,326
Total Liabilities and Shareholders' Equity	$ 611,592	$ 465,144

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

FIRST COLONIAL GROUP, INC. AND SUBSIDIARIES

Consolidated Statements of Income

(Dollars in Thousands, except per share data) For the Year Ended December 31,	**2002**	2001	2000
Interest Income			
Interest and Fees on Loans	**$17,452**	$ 18,596	$ 18,116
Interest on Investment Securities			
Taxable	**9,847**	9,515	9,440
Tax-Exempt	**2,074**	1,756	1,567
Interest on Deposits with Banks and Federal Funds Sold	**157**	168	164
Total Interest Income	**29,530**	30,035	29,287
Interest Expense			
Interest on Deposits	**9,723**	11,521	11,414
Interest on Short-Term Debt	**189**	459	588
Interest on Long-Term Debt	**2,082**	1,989	1,945
Interest on Trust-Preferred Securities	**416**	—	—
Total Interest Expense	**12,410**	13,969	13,947
Net Interest Income	**17,120**	16,066	15,340
Provision for Possible Loan Losses	**1,541**	580	375
Net Interest Income After Provision for Possible Loan Losses	**15,579**	15,486	14,965
Other Income			
Trust Revenue	**1,197**	1,287	1,245
Service Charges on Deposit Accounts	**2,586**	2,335	2,019
Investment Securities Gains, Net	**1,253**	929	174
Gains on Sales of Mortgage Loans	**1,122**	346	59
Other Operating Income	**749**	710	825
Total Other Income	**6,907**	5,607	4,322
Other Expenses			
Salaries and Employee Benefits	**9,055**	8,224	7,437
Net Occupancy and Equipment Expense	**2,463**	2,528	2,392
Other Operating Expenses	**6,093**	5,976	7,116
Total Other Expenses	**17,611**	16,728	16,945
Income Before Income Taxes	**4,875**	4,365	2,342
Income Taxes	**877**	808	270
Net Income	**$ 3,998**	$ 3,557	$ 2,072
Per Share Data(1)			
Net Income – Basic	**$ 1.85**	$ 1.69	$ 0.99
Net Income – Diluted	**$ 1.82**	$ 1.68	$ 0.99
Cash Dividends	**$ 0.74**	$ 0.70	$ 0.67

(1) Per share data has been adjusted to reflect the 5% stock dividends of May 2002, June 2001 and June 2000.

See accompanying notes to consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity

FIRST COLONIAL GROUP, INC. AND SUBSIDIARIES

Consolidated Statement of Changes in Shareholders' Equity

(Dollars in Thousands)	Common Stock	Additional Paid-In Capital	Retained Earnings	Deferred Stock Compensation	Treasury Stock	ESOP Debt	Accumulated Other Comprehensive Income(Loss)	Total
Balance at December 31, 1999	$ 9,242	$ 15,674	$ 8,968	$ —	$ —	$ (1,320)	$ (4,321)	$ 28,243
2000								
Comprehensive Income								
Net Income			2,072					2,072
Other Comprehensive Income Net of Reclassification Adjustments and Taxes							4,358	4,358
Total Comprehensive Income								6,430
Sale of Common Stock under Dividend Reinvestment Plan (21,177 shares)	106	207						313
Sale of Common Stock under Directors Stock Option Plan (332 shares)	2							2
Cash Dividends Paid			(1,406)					(1,406)
Stock Dividend of 5% (92,752 shares)	464	1,078	(1,542)					—
Cash Paid in Lieu of Fractional Shares			(2)					(2)
ESOP Loan Payment						115		115
Loan to ESOP						(172)		(172)
Unallocated ESOP Shares Committed to Employees (6,334 shares)		(2)						(2)
Balance at December 31, 2000	9,814	16,957	8,090	—	—	(1,377)	37	33,521
2001								
Comprehensive Income								
Net Income			3,557					3,557
Other Comprehensive Income Net of Reclassification Adjustments and Taxes							(731)	(731)
Total Comprehensive Income								2,826
Sale of Common Stock under Dividend Reinvestment Plan (19,907 shares)	100	228						328
Sale of Common Stock under Stock Option Plan (4,692 shares)	23	36						59
Purchase of Treasury Shares (2,463 shares)					(59)			(59)
Cash Dividends Paid			(1,489)					(1,489)
Stock Dividend of 5% (98,480 shares)	492	1,083	(1,575)					—
Cash Paid in Lieu of Fractional Shares			(2)					(2)
ESOP Loan Payment						142		142
Unallocated ESOP Shares Committed to Employees (9,000 shares)		—						—
Balance at December 31, 2001	10,429	18,304	8,581	—	(59)	(1,235)	(694)	35,326
2002								
Comprehensive Income								
Net Income			**3,998**					**3,998**
Other Comprehensive Income Net of Reclassification Adjustments and Taxes							**2,015**	**2,015**
Total Comprehensive Income								**6,013**
Deferred Stock Compensation Issued (10,500 shares)	**50**	**170**		**(220)**				**—**
Sale of Common Stock under Dividend Reinvestment Plan (7,287 shares)	**37**	**134**						**171**
Sale of Common Stock under Stock Option Plan (10,063 shares)	**50**	**130**						**180**
Purchase of Treasury Shares (5,850 shares)					**(146)**			**(146)**
Sale of Treasury Shares under Dividend Reinvestment Plan (8,313 shares)		**(13)**			**205**			**192**
Cash Dividends Paid			**(1,597)**					**(1,597)**
Stock Dividend of 5% (104,843 shares)	**524**	**2,023**	**(2,547)**					**—**
Cash Paid in Lieu of Fractional Shares			**(5)**					**(5)**
ESOP Loan Payment						**142**		**142**
Unallocated ESOP Shares Committed to Employees (8,300 shares)		**38**						**38**
Balance at December 31, 2002	**$ 11,090**	**$ 20,786**	**$ 8,430**	**$ (220)**	**$ —**	**$ (1,093)**	**$ 1,321**	**$ 40,314**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

FIRST COLONIAL GROUP, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Dollars in Thousands) For the Year Ended December 31,	2002	2001	2000
Operating Activities			
Net Income	$ 3,998	$ 3,557	$ 2,072
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Provision for Possible Loan Losses	1,541	580	375
Depreciation and Amortization	1,378	1,259	1,120
Accretion of Security Discounts	(261)	(365)	(430)
Amortization of Security Premiums	1,282	426	239
Deferred Taxes	(103)	185	(389)
Amortization of Deferred Fees on Loans	552	359	479
Gain on Sale of Other Real Estate Owned	(2)	(33)	(119)
Loss from Writedown of Other Real Estate Owned	—	—	184
Investment Securities Gains, Net	(1,253)	(929)	(174)
Gain on Sale of Mortgage Loans	(1,122)	(346)	(59)
Mortgage Loans Originated for Sale	(33,053)	(30,190)	(7,718)
Mortgage Loan Sales	52,909	44,678	7,718
Changes in Assets and Liabilities			
(Increase) Decrease in Accrued Interest Income	(254)	938	(781)
(Decrease) Increase in Accrued Interest Payable	(820)	(1,053)	794
Increase in Other Assets	(1,589)	(213)	(439)
Increase (Decrease) in Other Liabilities	270	(1,611)	1,181
Net Cash Provided by Operating Activities	23,473	17,242	4,053
Investing Activities			
Proceeds from Maturities of Securities Available-for-Sale	85,796	75,806	13,747
Proceeds from Maturities of Securities Held-to-Maturity	27,182	11,843	1,128
Proceeds from Sales of Securities Available-for-Sale	91,433	35,263	8,294
Purchase of Securities Available-for-Sale	(276,235)	(128,424)	(45,625)
Purchase of Securities Held-to-Maturity	(34,362)	(15,033)	(2,334)
Net (Increase) Decrease in Interest-Bearing Deposits with Banks	(4,084)	(824)	5,494
Net Increase in Loans	(47,794)	(18,288)	(25,949)
Purchase of Premises and Equipment	(703)	(706)	(703)
Proceeds from Sale of Other Real Estate Owned	340	704	623
Net Cash Used in Investing Activities	(158,427)	(39,659)	(45,325)
Financing Activities			
Net Increase in Interest and Non-Interest Bearing Demand Deposits, Savings and Money Market Accounts	89,591	27,548	12,074
Net (Increase) Decrease in Certificates of Deposit	3,321	(852)	16,636
Proceeds from Long-Term Debt	33,126	5,804	12,000
Payments on Long-Term Debt	(9)	(5,000)	(8,000)
Net Decrease (Increase) in ESOP Debt	142	142	(57)
Net Increase in Repurchase Agreements	421	1,165	5,485
(Decrease) Increase in Short-Term Debt	—	(5,695)	5,695
Proceeds from Issuance of Common Stock	389	387	313
Purchase of Treasury Stock	(146)	(59)	—
Proceeds from the Sale of Treasury Stock	192	—	—
Proceeds from Issuance of Guaranteed Preferred Beneficial Interest in Company's Subordinated Debentures	15,000	—	—
Cash Dividends Paid	(1,597)	(1,489)	(1,406)
Cash Paid in Lieu of Fractional Shares	(5)	(2)	(2)
Net Cash Provided by Financing Activities	140,425	21,949	42,738
Increase (Decrease) in Cash and Cash Equivalents	5,471	(468)	1,466
Cash and Cash Equivalents, January 1,	17,270	17,738	16,272
Cash and Cash Equivalents, December 31,	$ 22,741	$ 17,270	$ 17,738

See accompanying notes to consolidated financial statements.

FIRST COLONIAL GROUP, INC. AND SUBSIDIARIES

(All dollar amounts presented in the tables are in thousands, except per share data.)

NOTE A – SUMMARY OF ACCOUNTING POLICIES

First Colonial Group, Inc. (the "Company") is a one-bank holding company of Nazareth National Bank and Trust Company (the "Bank"), First C. G. Company, Inc. ("First C. G.") and First Colonial Statutory Trust I ("Statutory Trust I"). The Bank is an independent community bank providing retail and commercial banking services through its 19 offices in Northampton, Lehigh, and Monroe counties in northeastern Pennsylvania.

The Bank competes with other banking and financial institutions in its primary market communities, including financial institutions with resources substantially greater than its own. Commercial banks, savings banks, savings and loan associations, credit unions and money market funds actively compete for savings and time deposits and for various types of loans. Such institutions, as well as consumer finance and insurance companies, may be considered competitors of the Bank with respect to one or more of the services it renders.

The Company and the Bank are subject to regulations of certain state and Federal agencies and, accordingly, they are periodically examined by those regulatory agencies. As a consequence of the extensive regulation of commercial banking activities, the Bank's business is particularly susceptible to being affected by state and Federal legislation and regulation which may have the effect of increasing the cost of doing business.

1. Basis of Financial Statement Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, the Bank, First C. G., and Statutory Trust I. All significant inter-company balances and transactions have been eliminated.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the balance sheets and revenues and expenditures for the periods. Therefore, actual results could differ significantly from those estimates.

The principal estimate that is particularly susceptible to significant change in the near term relates to the allowance for loan losses. The evaluation of the adequacy of the allowance for loan losses includes an analysis of the individual loans and overall risk characteristics and size of the different loan portfolios, and takes into consideration current economic and market conditions, the capability of specific borrowers to pay specific loan obligations, as well as current loan collateral values. However, actual losses on specific loans, which also are encompassed in the analysis, may vary from estimated losses.

The Company has one reportable segment, "Community Banking." All of the Company's activities are interrelated, and each activity is dependent and assessed based on how each of the activities of the Company supports the others. For example, commercial lending is dependent upon the ability of the Bank to fund itself with retail deposits and other borrowings and to manage interest rate and credit risk. This situation is also similar for consumer and residential mortgage lending. Accordingly, all significant operating decisions are based upon analysis of the Company as one operating segment or unit. The Company has also identified several operating segments. These operating segments within the Company's operations do not have similar characteristics to the community banking operations and do not meet the quantitative thresholds requiring separate disclosure. These nonreportable segments include First C. G. and the Parent.

2. Investment Securities

As required by Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company classifies debt and marketable equity securities in three categories: trading, available-for-sale and held-to-maturity. Trading securities are measured at fair value, with unrealized holding gains and losses included in income. The Company does not have any securities classified as trading securities. Available-for-sale securities are measured at fair value, with unrealized gains and losses, net of tax effect, reported in equity. Investment securities held-to-maturity are principally debt securities and are carried at cost, net of unamortized premiums and discounts, which are recognized in interest income using the interest method over the period to maturity. The Company has the positive intent and ability to hold such securities until maturity. Gains or losses on disposition are based on the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

3. Mortgage Loans Held-For-Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or estimated fair value. Gains and losses on the sales of loans are also accounted for in accordance with SFAS No. 134, "Accounting for Mortgage Securities Retained after the Securitizations of Mortgage Loans Held-for-Sale by a Mortgage Banking Enterprise." This statement requires that an entity engaged in mortgage banking activities classify the retained mortgage-backed security or other interest, which resulted from the securitizations of a mortgage loan held-for-sale based upon its ability and intent to sell or hold these investments.

4. Loans and Allowance for Possible Loan Losses

Loans receivable that the Company has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the amount of unpaid principal, reduced by unearned discount and an allowance for possible loan losses. Interest income on loans is accrued using various methods which approximate a constant yield.

Certain origination and commitment fees, and certain direct loan origination costs are deferred and amortized over the contractual life of the related loans. This results in an adjustment of the yield on the related loan.

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Upon such discontinuance, all unpaid accrued interest is reversed.

The allowance for possible loan losses is established through a provision for loan losses charged to expenses. Loans are charged against the allowance for possible loan losses when management believes that the collectibility of principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible loan losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay.

As required by SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures", the Company measures impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that, as a practical expedient, impairment may be measured based on the observable market price of a loan, or the fair value of the collateral if the loan is collateral dependent. The Company measures impairment based on the fair value of the collateral when it determines that foreclosure is probable.

The Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) 102, Selected Loan Loss Allowance Methodology and Documentation Issues. SAB 102 provides guidance on the development, documentation, and application of a systematic methodology for determining the allowance for loans and leases in accordance with US GAAP. The issuance of SAB No. 102 did not have a material impact on the Company's financial position or results of operations.

5. Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of buildings and land improvements is computed principally on the straight-line method, and for equipment, principally on an accelerated method, over the estimated useful lives of the assets.

On January 1, 2002, we adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", but it retains many of the fundamental provisions of that statement. The adoption of this statement did not have a significant impact on the financial condition or the results of operations of the Company.

6. Comprehensive Income

The Company follows SFAS No. 130, "Reporting Comprehensive Income". Comprehensive income consists of net income or loss for the current period and income, expenses, gains, and losses that bypass the income statement and are reported directly in a separate component of equity.

The income tax effects allocated to comprehensive income are as follows:

For the Year Ended December 31	Before Tax Amount	Tax Expense (Benefit)	Net of Tax Amount
2002			
Unrealized Gains on Securities:			
Unrealized Holding Gains Arising During Period	**$ 1,802**	**$ (615)**	**$ 1,187**
Less: Reclassification Adjustment for Gains Realized in Net Income	**(1,253)**	**425**	**(828)**
Other Comprehensive Income, Net	**$ 3,055**	**$ (1,040)**	**$ 2,015**
2001			
Unrealized Losses on Securities:			
Unrealized Holding Losses Arising During Period	$ (2,039)	$ (695)	$ (1,344)
Less: Reclassification Adjustment for Gains Realized in Net Income	(929)	316	(613)
Other Comprehensive Loss, Net	$ (1,110)	$ 379	$ (731)
2000			
Unrealized Gains on Securities:			
Unrealized Holding Gains Arising During Period	$ 6,431	$ (2,188)	$ 4,243
Less: Reclassification Adjustment for Gains Realized in Net Income	(174)	59	(115)
Other Comprehensive Income, Net	$ 6,605	$ (2,246)	$ 4,358

7. Accounting for Derivative Instruments and Hedging Activities

Statement of Financial Accounting Standards No. 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments" ("SFAS No. 119") requires disclosures about financial instruments, which are defined as futures, forwards, swap and option contracts and other financial instruments with similar characteristics. On balance sheet receivables and payables are excluded from this definition. The Company did not hold any derivative financial instruments as defined by SFAS No. 119 at December 31, 2002, 2001 or 2000.

8. Income Taxes

The Company calculates deferred income taxes under the liability method whereby deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

9. Stock Based Compensation

Under the Company's Stock Option Plans, options to acquire shares of common stock are granted to certain officers, key employees and directors.

The Company's Stock Option Plans are accounted for under SFAS No. 123, "Accounting for Stock-Based Compensation". This standard contains a fair value-based method for valuing stock-based compensation which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, the standard permits entities to continue accounting for employee stock options and similar instruments under APB Opinion No. 25. Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. The Company's stock option plans are accounted for under APB Opinion No. 25. Had compensation cost for the Plans been determined based on the fair value of the options at the grant dates consistent with the method required by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated in the following chart.

Year Ended December 31,	**2002**	2001	2000
Net Income			
As Reported	**$ 3,998**	$ 3,557	$ 2,072
Stock-Based Compensation Cost Determined under Fair Value Method for All Awards	**(380)**	(144)	(135)
Pro Forma	**$ 3,618**	$ 3,413	$ 1,937
Basic Earnings Per Share			
As Reported	**$ 1.85**	$ 1.69	$ 0.99
Pro Forma	**$ 1.67**	$ 1.62	$ 0.92
Diluted Earnings Per Share			
As Reported	**$ 1.82**	$ 1.68	$ 0.99
Pro Forma	**$ 1.63**	$ 1.61	$ 0.92

The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000, respectively: dividend yield of 3.3%, 4.4% and 2.8%; expected volatility of 43.5%, 26.0% and 27.0%; risk-free interest rates of 4.9%, 5.2% and 6.07%; and expected lives of 10 years.

10. Employee Benefit Plans

The Company has established an Employee Stock Ownership Plan (ESOP) covering eligible employees with one year of service as defined by the ESOP. The Company accounts for its ESOP in accordance with Statement of Position (SOP) 93-6, "Employer's Accounting for Employee Stock Ownership Plans," issued by the Accounting Standards Division of the American Institute of Certified Public Accountants (AICPA). SOP 93-6 is applied to shares acquired by the ESOP after December 31, 1992.

Employees who qualify may elect to participate in a deferred salary savings 401(k) plan. The Company contributes $.50 for each $1.00 up to the first 5% that each employee contributes. The Company also has an executive compensation plan which provides additional death, medical and retirement benefits to certain officers.

The Company has a deferred compensation plan involving the Directors of the Company. This plan provides defined annual payments for 15 years beginning at age 65 or death in exchange for the Directors deferring the payment of a portion of their fees.

The Company records the cost of post-retirement medical benefits on the accrual basis as employees render service to earn the benefits and records a liability for the unfunded accumulated post-retirement benefit obligation. The transition obligation, representing the unfunded and unrecognized accumulated past-service benefit obligation for all plan participants, will be amortized on a straight-line basis over a 20-year period.

11. Trust Assets and Revenue

Assets held by the Trust Department of the Bank in fiduciary or agency capacities for its customers are not included in the accompanying consolidated balance sheets since such assets are not assets of the Company. Operating revenue and expenses of the Trust Department are included under their respective captions in the accompanying consolidated statements of income and are recorded on the accrual basis.

12. Per Share Information

The Company follows the provisions of SFAS No. 128, "Earnings Per Share." Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. Share and per share amounts have been retroactively restated to reflect the three 5% stock dividends in May 2002, June 2001 and June 2000.

13. Statement of Cash Flows

The Company considers cash, due from banks and Federal funds sold as cash equivalents for the purposes of the Consolidated Statements of Cash Flows.

Cash paid for interest was $13,230,000, $15,022,000 and $13,153,000, for the years ended December 31, 2002, 2001 and 2000, respectively. Cash paid for taxes was $1,175,000 in 2002, $610,000 in 2001 and $500,000 in 2000.

14. Advertising Costs

The Company expenses advertising costs as incurred.

15. Transfer and Servicing of Assets and Extinguishments of Liabilities

In September, 2000, SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," was issued. SFAS No. 140 replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," and revises the standards for accounting for the securitizations and other transfers of financial assets and collateral. This new standard also requires certain disclosures, but carries over most of the provisions of SFAS No. 125. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. However, for recognition and reclassification of collateral and for disclosures relating to securitizations transactions and collateral, this statement is effective for fiscal years ending after December 15, 2000 with earlier application not allowed and is to be applied prospectively. The adoption of this statement did not have a material impact on the Company's consolidated financial statements.

16. New Accounting Pronouncements

On January 1, 2002, the Company adopted SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Intangible Assets." Upon adoption, goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment annually. The adoption of these statements did not impact the Company's financial position or results of operations.

17. Reclassifications

Certain reclassifications of prior years' amounts have been made to conform to the 2002 presentation.

NOTE B – INVESTMENT SECURITIES

The amortized cost, unrealized gains and losses, and fair value of the Company's available-for-sale and held-to-maturity securities at December 31, 2002 and 2001 are summarized as follows:

Available-for-Sale Securities	2002				2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U. S. Treasury	$ 5,244	$ 43	$ —	$ 5,287	$ 5,074	$ 34	$ —	$ 5,108
U. S. Government Agency	25,315	360	(5)	25,670	43,977	127	(400)	43,704
States and Political Subdivisions	44,315	948	(81)	45,182	31,450	130	(453)	31,127
Mortgage-Backed Securities	186,209	2,167	(38)	188,338	87,461	438	(646)	87,253
Corporate Bonds	2,000	—	(2)	1,998	456	2	(36)	422
Equity Securities	18,396	172	(1,562)	17,006	13,937	269	(518)	13,688
Total	$ 281,479	$ 3,690	$ (1,688)	$ 283,481	$ 182,355	$ 1,000	$ (2,053)	$ 181,302

Held-to-Maturity Securities	2002				2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U. S. Government Agency	$ 6,414	$ 148	$ —	$ 6,562	$ 8,622	$ 197	$ —	$ 8,819
States and Political Subdivisions	8,507	165	(57)	8,615	7,885	38	(112)	7,811
Mortgage-Backed Securities	15,376	239	(1)	15,614	6,497	56	(23)	6,530
Total	$ 30,297	$ 552	$ (58)	$ 30,791	$ 23,004	$ 291	$ (135)	$ 23,160

At December 31, the equity securities in the available-for-sale category include Federal Reserve Bank stock in the amount of $564,000 in 2002 and $258,000 in 2001, and Federal Home Loan Bank stock in the amount of $4,218,000 in 2002 and $2,204,000 in 2001 which are carried at cost.

The following table lists the maturities of debt securities at December 31, 2002, classified as available-for-sale and held-to-maturity. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Maturities of Debt Securities
At December 31, **2002**

	Available-for-Sale		Held-to-Maturity	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Due in One Year or Less	$ 1,002	$ 1,003	$ —	$ —
Due After One Year Through Five Years	8,959	9,013	1,963	1,996
Due After Five Years Through Ten Years	25,787	26,206	8,319	8,534
Due After Ten Years	41,126	41,915	4,639	4,647
	76,874	78,137	14,921	15,177
Mortgage-Backed Securities	186,209	188,338	15,376	15,614
Equity Securities	18,396	17,006	—	—
Total Investments	$ 281,479	$ 283,481	$ 30,297	$ 30,791

Investment securities with a carrying amount of $15,926,000 and $11,568,000 at December 31, 2002 and 2001, respectively, were pledged to secure public deposits, to qualify for fiduciary powers and for other purposes required or permitted by law. There were no securities held other than U. S. Treasury or U. S. Agencies from a single issuer which represented more than 10% of shareholders' equity. Proceeds from sales of investments in debt and equity securities available-for-sale during 2002, 2001 and 2000 were $91,433,000, $35,263,000 and $8,294,000, respectively. Gross gains of $1,318,000 and gross losses of $65,000 were realized on those sales in 2002. Gross gains of $1,015,000 and gross losses of $86,000 were realized on the sales in 2001. In 2000, gross realized gains were $252,000 and gross realized losses were $78,000.

NOTE C – LOANS

Major classifications of loans at December 31, 2002 and 2001 are as follows:

(Dollars in Thousands) at December 31,	**2002**	2001
Real Estate/Residential	**$ 108,372**	$ 112,871
Real Estate/Construction	**6,076**	6,127
Real Estate/Commercial	**63,350**	32,317
Consumer/Installment	**58,792**	59,205
Commercial (Non-Real Estate) and Agricultural	**17,560**	13,762
States and Political Subdivisions	**1,805**	1,702
Other	**27**	23
Total Gross Loans	**255,982**	226,007
Less: Unearned Discount	**(138)**	(250)
Total Loans	**$ 255,844**	$ 225,757

The Company makes loans to its directors and executive officers. These loans were made in the ordinary course of business at substantially the same terms and conditions as those with other borrowers.

An analysis of the 2002 activity of these loans follows:

Balance, January 1, **2002**	**$ 976**
New Loans	**1,265**
Repayments	**(156)**
Balance, December 31, **2002**	**$ 2,085**

NOTE D – ALLOWANCE FOR POSSIBLE LOAN LOSSES

Transactions in the allowance for possible loan losses were as follows:

Year Ended December 31,	**2002**	2001	2000
Beginning Balance	**$ 2,264**	$ 2,411	$ 2,437
Provisions Charged to Operating Expenses	**1,541**	580	375
Recoveries	**233**	177	160
Loans Charged-Off	**(954)**	(904)	(561)
Ending Balance	**$ 3,084**	$ 2,264	$ 2,411

There were loans totaling $1,351,000 on which the accrual of interest has been discontinued or reduced at December 31, 2002. During 2002, an average of $1,035,000 of loans was on non-accrual status. Non-accrual loans at December 31, 2001 amounted to $1,019,000 and averaged $943,000 during 2001. Loans 90 days and over past due and still accruing totaled $874,000 at December 31, 2002 and $2,185,000 at December 31, 2001.

The recorded investment in impaired loans was $65,000, $103,000 and $339,000 at December 31, 2002, 2001 and 2000, respectively. The valuation allowance for credit losses related to impaired loans is a part of the allowance for possible loan losses. The total valuation allowance was $8,000, $43,000 and $78,000 at December 31, 2002, 2001 and 2000, respectively. The average recorded investment in impaired loans during the years ended December 31, 2002, 2001 and 2000 was approximately $78,000, $201,000 and $317,000, respectively. All impaired loans were on a non-accrual status. Income on impaired loans is recognized by the Company on a cash basis. The Company recognized interest income of approximately $5,000, $33,000 and $42,000 on impaired loans in 2002, 2001 and 2000, respectively.

NOTE E – PREMISES AND EQUIPMENT

Major classifications of these assets at December 31, 2002 and 2001 are summarized as follows:

	Estimated Useful Lives	**2002**	2001
Land	—	**$ 1,509**	$ 1,324
Premises	10 – 20 Years	**7,742**	7,550
Equipment	3 – 10 Years	**7,045**	7,168
		16,296	16,042
Accumulated Depreciation and Amortization		**(9,921)**	(9,480)
Total Premises and Equipment		**$ 6,375**	$ 6,562

Depreciation and amortization expense amounted to $890,000, $975,000 and $987,000 in 2002, 2001 and 2000, respectively.

NOTE F – DEPOSIT MATURITIES

At December 31, 2002, the schedule of maturities of certificates of deposit is as follows:

2003	$ 99,576
2004	23,209
2005	23,525
2006	14,779
2007	13,376
Thereafter	1,224
	$ 175,689

NOTE G – SHORT-TERM DEBT

The Federal Home Loan Bank of Pittsburgh provides the Bank with a line of credit in the amount of $25,000,000. There were no short-term borrowings against this line at December 31, 2002 and 2001. There was short-term borrowings in the amount of $5,695,000 against this line at December 31, 2000.

There was no short-term debt in the form of Federal Reserve Discount borrowings and Federal Funds purchased at December 31, 2002, 2001 and 2000.

There were securities sold under agreements to repurchase totaling $8,801,000 at December 31, 2002, $8,380,000 at December 31, 2001 and $7,215,000 at December 31, 2000.

NOTE H – LONG-TERM DEBT

The Company had long-term debt from the Federal Home Loan Bank of Pittsburgh totaling $67,921,000 at December 31, 2002 and $34,804,000 at December 31, 2001. These loans will mature in one to ten years. The weighted average interest rate on these loans was 4.4% and 5.8% at December 31, 2002 and 2001, respectively.

The Company also has an obligation as a party to the Employee Stock Ownership Plan debt.

The principal payments due on the Company's debt at December 31, 2002 are as follows:

	ESOP Debt	FHLB Debt	Total
2003	$ 142	$ 84	$ 226
2004	142	10,096	10,238
2005	142	100	242
2006	57	103	160
2007	57	32,717	32,774
2008 and Beyond	553	24,821	25,374
Total	$ 1,093	$ 67,921	$ 69,014

NOTE I – GUARANTEED PREFERRED BENEFICIAL INTEREST IN THE COMPANY'S SUBORDINATED DEBENTURES

On June 3, 2002, the Company formed the statutory trust company, First Colonial Statutory Trust I (the "Statutory Trust I"), a wholly-owned Connecticut statutory business trust subsidiary of the Company, for the sole purpose of issuing trust preferred securities that are fully and unconditionally guaranteed by the Company. On June 26, 2002, the Company issued $15,000,000 of subordinated debentures to Statutory Trust I and the Statutory Trust I issued $15,000,000 in pooled trust preferred securities. The subordinated debentures are the sole asset of the Statutory Trust. The Trust Preferred securities are classified as long-term debt for the financial statements, but are included as Tier I capital for regulatory purposes. The interest rate on this security (4.85% at December 31, 2002) is variable, adjusting quarterly at three-month LIBOR plus 3.45%. The interest is payable quarterly. The trust preferred securities mature in June 2007, or may be redeemed at any time in the event that the deduction of related interest for federal income tax purposes is prohibited, treatment as Tier I capital is no longer permitted, or certain other contingencies arise. The net proceeds of the trust preferred securities are to be used to support the Company's growth and expansion plans and other general corporate purposes.

NOTE J – OTHER OPERATING EXPENSES

Other operating expenses consist of the following:

Year Ended December 31,	**2002**	2001	2000
Advertising	$ 479	$ 463	$ 546
Consulting Fees	892	894	588
Data Processing Services	767	739	813
Litigation Costs and Legal Fees	210	535	723
Mortgage Servicing Amortization	488	265	116
Printing, Stationery and Supplies	442	354	320
Provisions for Trust Reserve	—	(110)	1,012
All Other	2,815	2,836	2,998
Total Other Operating Expenses	$ 6,093	$ 5,976	$ 7,116

NOTE K – INCOME TAXES

Income tax expense (benefit) is as follows:

Year Ended December 31,	**2002**	2001	2000
Federal			
Current	**$ 980**	$ 352	$ 659
Deferred (Benefit)	**(103)**	456	(389)
Total	**$ 877**	$ 808	$ 270

The income tax provision reconciled to the tax computed statutory Federal rate is as follows:

Year Ended December 31,	**2002**	2001	2000
Federal Tax Expense at Statutory Rate	**$ 1,657**	$ 1,484	$ 796
Increase (Decrease) in			
Taxes Resulting From:			
Tax-Exempt Investment Securities Income	**(730)**	(645)	(582)
Tax-Exempt Interest on Loans	**(41)**	(37)	(37)
Other, Net	**(9)**	6	93
Applicable Income Taxes	**$ 877**	$ 808	$ 270

Deferred tax assets and liabilities consist of the following:

At December 31,	2002	2001
Deferred Tax Assets:		
Tax Credits	$ —	$ 200
Unrealized Securities Losses	—	359
Loan Loss Reserve	772	464
Deferred Compensation	465	449
Post-Retirement Benefits	88	81
Depreciation	213	139
Miscellaneous Reserves	134	243
Other	148	142
Total	$ 1,820	$ 2,077
Deferred Tax Liability:		
Unrealized Securities Gains	$ 681	$ —
Total	$ 681	$ —
Net	$ 1,139	$ 2,077

NOTE L – EMPLOYEE STOCK OWNERSHIP PLAN

The Company maintains an Employee Stock Ownership Plan (ESOP) for the benefit of eligible employees.

In October, 2000, the ESOP borrowed $71,875 from the Company's subsidiary, First C. G., payable over ten years. The proceeds from this loan were used to purchase shares of the Company's common stock on the market. In December, 2000, the ESOP borrowed an additional $100,000 from the Company's subsidiary, First C. G., payable over five years. The proceeds from this loan were used to purchase the shares from the account of a former employee pursuant to the provisions of the Plan. The interest on these loans is at the Bank's prime rate (an interest rate of 4.25% at December 31, 2002 and 4.75% at December 31, 2001). The balance on these loans was $57,500 and $60,000, respectively at December 31, 2002 and $64,688 and $80,000, respectively at December 31, 2001.

In 1999, the ESOP borrowed $1,000,000 from the Company's subsidiary, First C. G., payable over six years. The interest rate on this loan is at the Bank's prime rate (an interest rate of 4.25% at December 31, 2002 and 4.75% at December 31, 2001). The balance outstanding on this loan was $800,000 at December 31, 2002 and $850,000 at December 31, 2001. The proceeds from this loan were used to purchase shares of the Company's common stock on the market.

In 1998, the ESOP borrowed $500,000 from the Company's subsidiary, First C. G. The interest rate on this loan is at the Bank's prime rate (an interest rate of 4.25% at December 31, 2002 and 4.75% at December 31, 2001). The balance outstanding on this loan was $175,000 at December 31, 2002 and $240,000 at December 31, 2001.

These obligations have been recorded as a liability on the books of the Company and are collateralized by stock of the Bank. Interest expense represents the actual interest paid by the ESOP. The interest incurred on ESOP debt was $56,000, $108,000 and $121,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Compensation expense related to the ESOP amounted to $322,000, $225,000 and $238,000 for the years ended December 31, 2002, 2001 and 2000, respectively. As provided by SOP 93-6, the ESOP compensation expense includes an amount which is the fair market value of the shares related to the loans that were allocated to the employees during these years. The amount related to the release of shares included in compensation expense was $38,000 in 2002, none in 2001 and a $2,000 credit in 2000. The number of shares released was 8,300 in 2002, 9,000 in 2001 and 6,651 in 2000.

Dividends on unallocated shares used for debt service were $41,000, $46,000 and $41,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

The total shares held by the ESOP were 333,162 and 336,484 at December 31, 2002 and 2001, respectively. ESOP shares have been restated to reflect the three 5% stock dividends of May, 2002, June, 2001 and June, 2000.

NOTE M – OTHER BENEFIT PLANS

Employees who qualify may elect to participate in a deferred salary savings 401(k) plan. A participating employee may contribute a maximum of 12% of his or her compensation. The Company will contribute $.50 for each $1.00 up to the first 5% that each employee contributes. Company payments are charged to current operating expenses. These contributions were $104,000, $101,000 and $91,000 in 2002, 2001 and 2000, respectively.

The Company also has an executive compensation plan (the "Officers' Supplemental Retirement Plan") which provides additional death, medical and retirement benefits to certain officers.

The Company has a deferred compensation plan (the "Deferred Directors' Plan") involving Directors of the Company. The plan requires defined annual payments for five to fifteen years beginning at age 65 or death. The annual benefit is based upon the amount deferred plus interest. The Company has recorded the deferred compensation liabilities using the present value method.

The following table sets forth the changes in benefit obligations and plan assets of the Officers' Supplemental Retirement Plan and the Deferred Directors' Plan.

Actuarial present value of benefit obligations is as follows:

At December 31,	Officers' Supplemental Retirement Plan 2002	Officers' Supplemental Retirement Plan 2001	Deferred Directors' Plan 2002	Deferred Directors' Plan 2001
Change in Benefit Obligation:				
Benefit Obligation at Beginning of Year	$ 661	$ 388	$ 417	$ 443
Service Cost	74	57	—	—
Interest Cost	26	39	27	28
Change Due to Change in Assumptions	34	—	—	—
Change Due to Plan Amendment	70	—	—	—
Actual (Gain) Loss	(363)	177	(2)	(1)
Benefits Paid	—	—	(53)	(53)
Benefits Obligation at End of Year	502	661	389	417
Change in Plan Assets:				
Fair Value of Plan Assets at Beginning of Year	—	—	—	—
Actual Return on Plan Assets	—	—	—	—
Employer Contribution	—	—	53	53
Benefits Paid	—	—	(53)	(53)
Fair Value of Plan Assets at End of Year	—	—	—	—
Funded Status	(502)	(661)	(389)	(417)
Unrecognized Net Transition Asset	(2)	(3)	—	—
Unrecognized Net Actuarial (Gain) Loss	(278)	16	32	33
Unrecognized Prior Service Cost	52	—	—	—
Adjustment to Recognize Additional Minimum Liability	—	—	(32)	(33)
Accrued Benefit Cost	$ (730)	$ (648)	$ (389)	$ (417)

The weighted average assumed discount rates used in determining the actuarial present value of the projected benefit obligation were 6.5% in 2002 and 7.0% in 2001 and 2000 for the Officers' Supplemental Retirement Plan, and 7.0% in 2002, 2001 and 2000 for the Deferred Directors' Plan. The weighted average expected long-term rate of return on assets was 9.0% for 2002 and 2001, and 8.0% for 2000 for the Officers' Supplemental Retirement Plan and 9.0% in each of those years for the Deferred Directors' Plan. The weighted average rate of increase in future compensation levels used in determining the actuarial present value for the Officers' Supplemental Retirement Plan was 6.0% in 2002, 2001 and 2000.

Components of the net periodic benefit costs is as follows for both plans:

Officers' Supplemental Retirement Plan Year Ended December 31,	2002	2001	2000
Service Cost	$ 74	$ 57	$ 46
Interest Cost	26	39	27
Net Amortization and Deferral of Prior Service Costs	(18)	—	(12)
Net Periodic Benefit Cost	$ 82	$ 96	$ 61

Deferred Directors' Plan Year Ended December 31,	2002	2001	2000
Service Cost	$ —	$ —	$ —
Interest Cost	27	28	30
Net Amortization and Deferral of Prior Service Costs	—	—	—
Net Periodic Benefit Cost	$ 27	$ 28	$ 30

In January 2002, a grant of 10,500 shares of the Company's common stock was awarded to the Company's Chief Executive Officer in the form of deferred stock compensation. The total value of this award was $220,000 or $20.95 per share. This grant will vest over a five-year period at the rate of 20% per year or earlier upon a change in control. A charge for the cost of the vesting shares in the amount of $45,000 is included in the benefit expenses for the year ending December 31, 2002.

NOTE N – POST-RETIREMENT BENEFIT

The Company sponsors a post-retirement plan that covers a certain number of retired employees. This plan generally provides medical insurance benefits to a group of previously qualified retirees and spouses who were 60 years of age or older on January 1, 1992 and who have retired from the Company after attaining age 65 and are fully vested in the ESOP at the time of retirement. This plan is currently unfunded.

As permitted by SFAS No. 106, the Company elected to delay the recognition of the transition obligation by aggregating $308,000, which arose from adopting SFAS No. 106, and amortize this amount on a straight-line basis over 20 years. This election is recorded in the financial statements as a component of net periodic post-retirement benefit cost.

The components of the net periodic post-retirement benefit cost are as follows:

Post-Retirement Plan Year Ended December 31,	2002	2001	2000
Interest Cost	$ 11	$ 11	$ 9
Amortization of Transition Obligation	9	8	3
Net Periodic Benefit Cost	$ 20	$ 19	$ 12

The assumptions used to develop the net periodic post-retirement benefit cost are as follows:

	2002	2001	2000
Discount Rate	**6.50%**	7.00%	7.00%
Medical Care Cost Trend Rate	**7.50%**	8.00%	8.50%

The medical care cost trend rate used in the actuarial computation ultimately is reduced to 7.5% in the year 2002 and 6.0% in 2005 and subsequent years. This was accomplished using 0.5% decrements through the year 2005 and later.

The table of actuarially computed plan assets and benefit obligations for the Company is presented below.

Post-Retirement Plan	**2002**	2001
Change in Benefit Obligation:		
Benefit Obligation at Beginning of Year	**$ 158**	$ 128
Service Cost	**—**	—
Interest Cost	**11**	11
Actual Gain	**—**	—
Change Due to Change in Experience	**7**	37
Change Due to Change in Assumption	**4**	—
Benefits Paid	**(17)**	(18)
Benefits Obligation at End of Year	**163**	158
Change in Plan Assets:		
Fair Value of Plan Assets at Beginning of Year	**—**	—
Actual Return on Plan Assets	**—**	—
Employer Contribution	**—**	—
Benefits Paid	**—**	—
Fair Value of Plan Assets at End of Year	**—**	—
Funded Status	**(163)**	(158)
Unrecognized Net Transition Obligation	**154**	170
Unrecognized Net Gain	**(61)**	(78)
Accrued Benefit Cost	**$ (70)**	$ (66)

The effect of a one percentage point increase in each future year's assumed medical care cost trend rate, holding all other assumptions constant, would have been to increase the accumulated post-retirement benefit obligation by $11,131 and the net post-retirement benefit cost by $695. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated post-retirement benefit obligation by $10,130 and the net post-retirement benefit cost by $633.

Health care benefits are provided to certain retired employees. The cost of providing these benefits was approximately $17,000, $18,000 and $13,000 in 2002, 2001 and 2000, respectively. The cost is accrued over the service periods of employees expected to receive benefits.

NOTE O – STOCK OPTIONS

The Company adopted the "2001 Stock Option Plan" during 2001. Under the 2001 Stock Option Plan, options to acquire shares of common stock may be granted to key employees, officers and directors of the Company. The 2001 Stock Option Plan provides for the granting of options at the fair market value of the Company's common stock at the time the options are granted. Each option granted under this plan may be exercised within a period of ten years from the date of grant. However, no option may be exercised within one year of grant. In 2002, options to purchase 128,375 shares of the Company's common stock at an average price of $21.12 per share were issued to certain officers and directors under this plan. In 2001, options to purchase 21,873 shares of the Company's common stock at an average price of $15.70 per share were issued to certain officers and directors under this plan. The aggregate number of shares which may be issued under this plan are 330,750 shares of common stock. In January, 2003, options to purchase 59,950 shares of the Company's common stock at an average price of $23.83 per share were issued under the 2001 Stock Option Plan to certain officers and directors.

The Company adopted a Stock Option Plan in 1996 that was similar to the Stock Option Plan established in 1986. Under the Stock Option Plans, options to acquire shares of common stock may be granted to the officers and key employees. The Stock Option Plans provide for the granting of options at the fair market value of the Company's common stock at the time the options are granted. Each option granted under the Stock Option Plans may be exercised within a period of ten years from the date of grant. However, no option may be exercised within one year from date of grant. In January, 2001, options to purchase 43,553 shares of the Company's common stock at a price of $15.80 per share were issued to certain officers under this plan. No new options may be issued under the 1996 or the 1986 Stock Option Plans. There were no options awarded under this plan in 2000. The aggregate number of shares which may be issued under these plans are 363,884 shares of common stock.

The Non-Employee Directors Stock Option Plan provides for the awarding of stock options to the Company's Directors. Pursuant to this Plan, on May 1, 1994, each non-employee director of the Company was automatically granted an option to purchase 1,477 shares of the Company's common stock at the fair market value of the Company's common stock of $11.51 per share. In addition, on May 1, 1999, the fifth anniversary of the initial option grant, persons who continue to be non-officer directors were each granted additional options to purchase 1,477 shares of the Company's common stock at a price of $18.21. The Plan additionally provides that any non-employee director who is first elected or appointed as a director of the Company or any subsidiary after May 1, 1994, shall, as of that date of such election or appointment, automatically be granted

an option to purchase 1,477 shares of the Company's common stock. Such persons who continue to be non-officer directors shall also be granted additional options to purchase 1,477 shares of the Company's common stock on the fifth anniversary of the date they were first elected or appointed to the Board of Directors. There were no options awarded under this plan in 2001. In 2000, options to purchase 2,955 shares of the Company's common stock at a price of $14.90 per share were granted to certain non-employee directors pursuant to the provisions of this plan. The aggregate number of shares which may be issued under the Non-Employee Directors Stock Option Plan is 29,547 shares of common stock.

A summary of the 2001 Stock Option Plan as of December 31, 2002 and 2001 and changes during the years are presented below.

2001 Employee Stock Option Plan

Year Ended December 31,	**2002**		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at Beginning of Year	**21,873**	**$ 15.70**	—	$ —
Granted	**128,375**	**21.12**	21,873	15.70
Exercised	—	—	—	—
Expired	**578**	**21.38**	—	—
Outstanding at End of Year	**149,670**	**$ 20.33**	21,873	$ 15.70
Options Exercisable at Year-End	**5,466**	**$ 15.70**	—	$ —
Weighted Average Fair Value of Options Granted During the Year		**$ 8.45**		$ 4.18

The following table summarizes information concerning the 2001 Stock Option Plan at December 31, 2002:

Options Outstanding				Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$11.60-$14.50	1,477	8.6	$ 14.38	369	$ 14.38
$14.51-$17.39	20,396	8.5	$ 15.80	5,097	$ 15.80
$20.29-$23.19	127,797	9.0	$ 21.12	—	$ —
	149,670			5,466	

A summary of the status of the Company's 1996 and 1986 Employee Stock Option Plans as of December 31, 2002, 2001 and 2000, and changes during the years ending on those dates is presented below:

1996/1986 Employee Stock Option Plans

Year Ended December 31,	**2002**		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at Beginning of Year	**95,671**	**$ 20.65**	66,804	$ 23.19	66,804	$ 23.19
Granted	—	—	43,553	15.80	—	—
Exercised	**(10,549)**	**17.07**	(4,927)	11.90	—	—
Expired	**(6,847)**	**26.87**	(9,759)	21.15	—	—
Outstanding at End of Year	**78,275**	**$ 20.63**	95,671	$ 20.65	66,804	$ 23.19
Options Exercisable at Year-End	**48,897**	**$ 23.52**	49,033	$ 23.44	42,870	$ 21.50
Weighted Average Fair Value of Options Granted During the Year		**$ —**		$ 4.18		$ —

Notes to Consolidated Financial Statements

The following table summarizes information concerning the 1996 and 1986 Employee Stock Option Plans outstanding at December 31, 2002:

Options Outstanding				Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$11.60-$14.50	1,055	2.0	$ 11.90	1,055	$ 11.90
$14.51-$17.39	37,013	8.1	$ 15.80	7,635	$ 15.80
$17.40-$20.29	14,041	4.4	$ 18.41	14,041	$ 18.41
$26.09-$28.99	26,166	5.0	$ 28.99	26,166	$ 28.99
	78,275			48,897	

A summary of the status of the Company's Non-Employee Directors Stock Option Plan as of December 31, 2002, 2001, and 2000 and changes during the years ending on those dates are presented below.

Non-Employee Directors' Stock Option Plan Year Ended December 31,	**2002**		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at Beginning of Year	**19,202**	**$15.02**	19,202	$ 15.02	19,202	$ 15.02
Granted	—	—	—	—	2,955	14.90
Exercised	—	—	—	—	(1,477)	11.51
Expired	—	—	—	—	(1,478)	18.21
Outstanding at End of Year	**19,202**	**$15.02**	19,202	$ 15.02	19,202	$ 15.02
Options Exercisable at Year-End	**15,878**	**$14.58**	13,297	$ 13.95	10,200	$ 13.03
Weighted Average Fair Value of Options Granted During the Year		**$ —**		$ —		$ 5.83

The following table summarizes information concerning non-employee director options outstanding at December 31, 2002:

Options Outstanding				Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$8.70-$11.60	7,390	1.7	$ 11.38	7,390	$ 11.38
$11.61-$14.50	1,477	3.6	$ 13.81	1,477	$ 13.81
$14.51-$17.39	2,952	7.3	$ 14.90	1,476	$ 14.90
$17.40-$20.29	7,383	6.4	$ 18.96	5,535	$ 18.96
	19,202			15,878	

NOTE P – COMMITMENTS AND CONTINGENCIES

The Company has non-cancelable operating lease agreements in excess of one year with respect to various buildings and equipment. The minimum annual rental commitments at December 31, 2002 are payable as follows:

Operating Leases	
2003	$ 539
2004	528
2005	475
2006	383
2007	288
2008 and Beyond	572
Total	$ 2,785

The total rental expense was $575,000, $560,000 and $397,000 in 2002, 2001 and 2000, respectively.

NOTE Q – EARNINGS PER SHARE

For the Year Ended December 31,	Income (Numerator)	Average Shares (Denominator)	Per Share Amount
2002			
Net Income	**$ 3,998**		
Basic Earnings Per Share Income Available to Common Shareholders	**$ 3,998**	**2,169,410**	**$ 1.85**
Effect of Dilutive Securities Stock Options		**46,639**	**(0.03)**
Diluted Earnings Per Share Income Available to Common Shareholders Plus Assumed Exercise of Options	**$ 3,998**	**2,216,049**	**$ 1.82**
2001			
Net Income	$ 3,557		
Basic Earnings Per Share Income Available to Common Shareholders	$ 3,557	2,109,821	$ 1.69
Effect of Dilutive Securities Stock Options		5,689	(0.01)
Diluted Earnings Per Share Income Available to Common Shareholders Plus Assumed Exercise of Options	$ 3,557	2,115,510	$ 1.68
2000			
Net Income	$ 2,072		
Basic Earnings Per Share Income Available to Common Shareholders	$ 2,072	2,094,421	$ 0.99
Effect of Dilutive Securities Stock Options		2,338	—
Diluted Earnings Per Share Income Available to Common Shareholders Plus Assumed Exercise of Options	$ 2,072	2,096,759	$ 0.99

Average common shares outstanding in 2002, 2001 and 2000 do not include 54,197, 63,642 and 60,830, respectively, of average weighted unallocated shares held by the ESOP. The exclusion of these unallocated shares held by the ESOP is due to the Company's adoption of SOP 93-6. Share and per share information have been retroactively restated to reflect the three 5% stock dividends of May, 2002, June, 2001 and June, 2000.

In January 2003, options to purchase 59,950 shares of the Company's common stock at a price of $23.83 per share were granted to certain officers and non-employee directors.

NOTE R – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The Company's contingent liabilities and commitments as of December 31, 2002 are $37,249,000 for lines of credit, $1,715,000 for standby letters of credit and $12,239,000 for other commitments to make loans.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support contracts entered into by customers. Most guarantees extend for one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

When deemed necessary, collateral held by the Bank for financial instruments varies, but may include personal or commercial real estate, accounts receivable, inventory, equipment, certificates of deposit or marketable securities. The extent of collateral held for any one financial instrument ranges up to 100%. The average collateral held on financial instruments was 69.5% as of December 31, 2002.

The Bank grants commercial, real estate and installment loans to customers primarily in Northampton, Monroe and Lehigh Counties, Pennsylvania. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the economy of Northampton, Monroe and Lehigh Counties.

At December 31, 2002, the Bank had residential real estate loans outstanding totaling $108,372,000, which was 42.4% of total loans. The Bank also had real estate related commercial loans outstanding at December 31, 2001 totaling $63,350,000, which was 24.8% of total loans. Loans to various borrowers for non-residential buildings totaling $33,213,000 are included in the Bank's total real estate commercial loans. These loans for non-residential buildings represented 52.4% of the total real estate related commercial loans. The Bank's consumer and installment loans totaled $58,792,000 at December 31, 2002. These loans were 23% of total loans. Loans to individuals for recreational vehicles totaled $28,192,000 at December 31, 2002 or 11% of total loans and 48% of the Bank's consumer installment loans. Loans to individuals for automobiles totaled $23,536,000 at December 31, 2002, or 9.2% of total loans and 40% of the Bank's consumer installment loans.

NOTE S – REGULATORY MATTERS

The Bank, as a National Bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. Under such restrictions, the Bank may not, without the prior approval of the Comptroller of the Currency, declare dividends in excess of the sum of the current year's earnings (as defined) plus the retained earnings (as defined) from the prior two years. The dividends, as of December 31, 2002, that the Bank could declare, without the approval of the Comptroller of the Currency, amounted to approximately $4,380,000.

Restrictions on cash and due from bank accounts are placed upon the banking subsidiary by the Federal Reserve Bank. Certain amounts of reserve balances are required to be on hand or on deposit at the Federal Reserve Bank based upon deposit levels and other factors. The average and year-end amount of the reserve balance for 2002 was approximately $1,232,000 and $2,175,000, respectively. For 2001, the average reserve balance was $3,364,000 and the year-end amount was $977,000.

The Company and the Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of Tier 1 capital of at least 4% and total capital,

Tier 1 and Tier 2, of 8% of risk-adjusted assets and of Tier 1 capital of at least 4% of average assets (leverage ratio). Tier 1 capital includes common shareholders' equity and qualifying perpetual preferred stock together with related surpluses and retained earnings. Tier 2 capital may be comprised of limited life preferred stock, qualifying subordinated debt instruments, and the allowance for possible loan losses. Management believes that, as of December 31, 2002, the Company and the Bank met all capital adequacy requirements to which they were subject.

As of December 14, 2001, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The following table provides a comparison of the Company's and Bank's capital amounts, risk-based capital ratios and leverage ratios for the periods indicated.

Capital Ratios	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
at December 31, **2002**	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (To Risk-Weighted Assets)						
Company, (Consolidated)	**$ 56,032**	**18.45%**	**$ 24,301**	**8.00%**	**$ —**	**—**
Bank	**$ 46,767**	**15.63%**	**$ 23,935**	**8.00%**	**$ 29,918**	**10.00%**
Tier 1 Capital (To Risk-Weighted Assets)						
Company, (Consolidated)	**$ 50,598**	**16.66%**	**$ 12,151**	**4.00%**	**$ —**	**—**
Bank	**$ 42,683**	**14.27%**	**$ 11,967**	**4.00%**	**$ 17,951**	**6.00%**
Tier 1 Capital (To Average Assets, Leverage)						
Company, (Consolidated)	**$ 50,598**	**8.81%**	**$ 22,978**	**4.00%**	**$ —**	**—**
Bank	**$ 42,683**	**7.48%**	**$ 22,833**	**4.00%**	**$ 28,541**	**5.00%**

	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
at December 31, 2001	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (To Risk-Weighted Assets)						
Company, (Consolidated)	$ 37,926	15.38%	$ 19,738	8.00%	$ —	—
Bank	$ 32,931	13.50%	$ 19,515	8.00%	$ 24,393	10.00%
Tier 1 Capital (To Risk-Weighted Assets)						
Company, (Consolidated)	$ 35,662	14.46%	$ 9,869	4.00%	$ —	—
Bank	$ 30,667	12.58%	$ 9,757	4.00%	$ 14,636	6.00%
Tier 1 Capital (To Average Assets, Leverage)						
Company, (Consolidated)	$ 35,662	7.65%	$ 18,661	4.00%	$ —	—
Bank	$ 30,667	6.61%	$ 18,575	4.00%	$ 23,218	5.00%

NOTE T – EQUITY TRANSACTIONS

The Company paid a 5% stock dividend on its common stock from authorized but unissued shares on May 31, 2002 to all shareholders of record at the close of business on May 17, 2002. On June 22, 2001, the Company paid a 5% stock dividend on its common stock from authorized but unissued shares to all shareholders of record at the close of business on June 4, 2001. The Company also paid a 5% stock dividend on June 22, 2000 to shareholders of record on June 2, 2000. Fractional shares on these stock dividends were paid in cash. The number of shares and earnings per share as stated in the following discussion of the shares issued under the Dividend Reinvestment and Stock Purchase Plan have been restated to reflect these 5% stock dividends.

The Dividend Reinvestment and Stock Purchase Plan provides the holders of common stock with a method to invest their cash dividends and voluntary cash payments of not less than $100 or more than $1,000 per quarter in additional shares of the Company's common stock. Under this plan, shares are sold, in general, at a discounted price of 5% below the average of the high bid and asked price for the Company's common stock on the trading day immediately preceding the investment date. In 2002, 7,287 new common shares were purchased pursuant to the Dividend Reinvestment and Stock Purchase Plan at an average cost of $23.47 per share for total proceeds of $171,000. Also, in 2002, 8,681 Treasury shares were purchased pursuant to the Dividend Reinvestment and Stock Purchase Plan at an average cost of $22.12 per share for total proceeds of $192,000. In 2001, 21,447 common shares were purchased pursuant to the Dividend Reinvestment and Stock Purchase Plan at an average cost of $15.28 for proceeds of $328,000.

NOTE U – FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of the estimated fair value of their assets and liabilities considered to be financial instruments. For the Company, as for most financial institutions, the majority of its assets and liabilities are considered financial instruments as defined in SFAS No. 107. However, many such instruments lack an available trading market as characterized by a willing buyer and willing seller engaging in an exchange transaction. Also, it is the Company's general practice and intent to hold its financial instruments (other than available-for-sale) to maturity and to not engage in trading or sales activities. Therefore, the Company had to use significant estimations and present value calculations to prepare this disclosure.

Changes in the assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. Also, management is concerned that there may not be reasonable comparability between institutions due to the wide range of permitted assumptions and methodologies in the absence of active markets. This lack of uniformity gives rise to a high degree of subjectivity in estimating financial instrument fair values.

Fair values have been estimated using data which management considered the best available and estimation methodologies deemed suitable for the pertinent category of financial instrument. The estimation methodologies and resulting fair values, and recorded carrying amounts at December 31, 2002 and 2001 were as follows.

Fair value of loans and deposits with floating interest rates is generally presumed to approximate the recorded carrying amounts. Fair value of financial instruments actively traded in a secondary market has been estimated using quoted market prices.

	2002		2001	
	Estimated Fair Value	Carrying Amount	Estimated Fair Value	Carrying Amount
Cash and Cash Equivalents	**$22,741**	**$22,741**	$ 17,270	$17,270
Investment Securities	**314,272**	**313,778**	204,462	204,306

Fair value of financial instruments with stated maturities has been estimated using present value cash flow, discounted at a rate approximating current market for similar assets and liabilities.

Fair value of financial instrument liabilities with no stated maturities has been estimated to equal the carrying amount (the amount payable on demand).

	2002		2001	
	Estimated Fair Value	Carrying Amount	Estimated Fair Value	Carrying Amount
Assets:				
Interest-Bearing Deposits with Banks	**$ 5,002**	**$ 5,002**	$ 919	$ 919
Mortgage Loans Held-For-Sale	**1,263**	**1,263**	3,808	3,808
Liabilities:				
Deposits with Stated Maturities	**182,735**	**175,689**	176,539	172,368
Deposits with No Stated Maturities	**283,453**	**297,109**	184,473	207,518
Securities Sold under Agreements to Repurchase	**8,801**	**8,801**	8,380	8,380
Long-Term Debt	**68,311**	**67,921**	41,148	34,804

The fair value of the net loan portfolio has been estimated using present value cash flow, discounted at the approximate current market rates adjusted for non-interest operating costs and giving consideration to estimated prepayment risk and credit loss factors.

	2002		2001	
	Estimated Fair Value	Carrying Amount	Estimated Fair Value	Carrying Amount
Total Loans	**$261,620**	**$255,844**	$229,673	$225,757

The fair value of commitments to extend credit is estimated based on the amount of unamortized deferred loan commitment fees. The fair value of letters of credit is based on the amount of unearned fees plus the estimated costs to terminate the letters of credit. Fair values of unrecognized financial instruments including commitments to extend credit and fair value of letters of credit are considered immaterial.

The Company's remaining assets and liabilities are not considered financial instruments. No disclosure of the relationship value of the Company's deposits is required by SFAS No. 107.

NOTE V – QUARTERLY FINANCIAL DATA (Unaudited)

The following represents summarized quarterly financial data of the Company, which, in the opinion of management, reflects all adjustments (comprising only normal recurring accruals) necessary for a fair presentation. Net income per share of common stock has been restated to reflect retroactively the 5% stock dividends of May, 2002, June, 2001 and June, 2000.

Quarterly Financial Data (Unaudited)
(Dollars in Thousands) Except Per Share Data

	Three Months Ended			
2002	Dec. 31	Sept. 30	June 30	March 31
Interest Income	**$ 7,495**	**$ 7,698**	**$7,227**	**$ 7,110**
Net Interest Income	**4,303**	**4,548**	**4,194**	**4,075**
Provision for Possible Loan Losses	**305**	**475**	**361**	**400**
Net Gain on Sale of Securities and Mortgages	**636**	**879**	**415**	**445**
Income Before Income Taxes	**1,403**	**1,323**	**1,195**	**954**
Net Income	**$ 1,125**	**$ 1,082**	**$ 980**	**$ 811**
Basic Net Income Per Share	**$ 0.52**	**$ 0.51**	**$ 0.45**	**$ 0.37**
Diluted Net Income Per Share	**$ 0.51**	**$ 0.50**	**$ 0.44**	**$ 0.37**
2001	Dec. 31	Sept. 30	June 30	March 31
Interest Income	$ 7,216	$ 7,460	$ 7,724	$ 7,635
Net Interest Income	3,998	3,961	4,179	3,928
Provision for Possible Loan Losses	125	125	230	100
Net Gain on Sale of Securities and Mortgages	656	291	191	137
Income (Loss) Before Income Taxes	1,098	1,158	1,126	983
Net Income	$ 903	$ 937	$ 912	$ 805
Basic Net Income Per Share	$ 0.43	$ 0.44	$ 0.43	$ 0.39
Diluted Net Income Per Share	$ 0.42	$ 0.44	$ 0.43	$ 0.39

NOTE W – FIRST COLONIAL GROUP, INC. (PARENT COMPANY ONLY)

Condensed Balance Sheets December 31,	**2002**	2001
Assets		
Cash and Due from Banks	**$ 165**	$ 17
Interest-Bearing Deposits with Banks	**5,183**	851
Loan to Banking Subsidiary	**1,000**	1,000
Investment in Banking Subsidiary	**45,049**	30,264
Investment in Other Subsidiaries	**4,915**	4,411
Other Assets	**655**	34
Total Assets	**$ 56,967**	$ 36,577
Liabilities		
Long-Term Debt	**1,093**	1,235
Guaranteed Beneficial Interest in the Company's Subordinated Debentures	**15,464**	—
Other Liabilities	**96**	16
Total Liabilities	**16,653**	1,251
Shareholders' Equity	**40,314**	35,326
Total Liabilities and Shareholders' Equity	**$ 56,967**	$ 36,577

Condensed Statement of Income For the Year Ended December 31,	**2002**	2001	2000
Income			
Dividends from Subsidiaries	**$ 2,302**	$ 1,489	$ 1,405
Interest on Loan to Subsidiary	**52**	74	97
Interest on Deposits with Banks	**41**	19	13
Statutory Trust Income	**12**	—	—
Total Income	**2,407**	1,582	1,515
Expenses			
Interest on Long-Term Debt	**56**	94	121
Interest on Trust Preferred Securities	**428**	—	—
Other Expenses	**191**	87	39
Total Expenses	**675**	181	160
Income Before Taxes and Equity in Undistributed Net Earnings of Subsidiaries	**1,732**	1,401	1,355
Federal Income Tax (Credit)	**194**	(30)	(17)
Income Before Equity in Undistributed Net Earnings of Subsidiaries	**1,538**	1,431	1,372
Equity in Undistributed Net Earnings of Subsidiaries	**2,460**	2,126	700
Net Income	**$ 3,998**	$ 3,557	$ 2,072

Condensed Statements of Cash Flows For the Year Ended December 31,	**2002**	2001	2000
Operating Activities			
Net Income	**$ 3,998**	$ 3,557	$ 2,072
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Distribution in Excess of Undistributed Net Earnings of Subsidiaries	**(3,279)**	(2,125)	(687)
Changes in Assets and Liabilities:			
Increase in Interest-Bearing Deposits with Banks	**(4,332)**	(242)	(240)
(Increase) Decrease in Other Assets	**(621)**	(14)	15
Increase (Decrease) in Other Liabilities	**80**	(27)	(48)
Net Cash (Used In) Provided by Operating Activities	**(4,154)**	1,149	1,112
Investing Activities			
Additional Investment in Banking Subsidiary	**(10,200)**	—	—
Additional Investment in Non-Banking Subsidiary	**(500)**	—	—
Net Cash Used In Investing Activities	**(10,700)**	—	—
Financing Activities			
Net (Decrease) Increase in Long-Term Debt	**(142)**	(142)	57
Net Decrease (Increase) in ESOP Debt	**142**	142	(57)
Purchase of Treasury Stock	**(146)**	(59)	—
Proceeds from Sale of Treasury Stock	**192**	—	—
Proceeds from Issuance of Common Stock	**389**	387	313
Proceeds from Issuance of Guaranteed Preferred Beneficial Interest in Company's Subordinated Debentures	**15,464**	—	—
Dividends Received from Banking Subsidiary	**205**	—	—
Dividends Received from Non-Banking Subsidiary	**500**	—	—
Cash Dividends Paid	**(1,597)**	(1,489)	(1,406)
Cash Paid in Lieu of Fractional Shares	**(5)**	(2)	(2)
Net Cash Provided by (Used in) Financing Activities	**15,002**	(1,163)	(1,095)
Increase (Decrease) in Cash and Cash Equivalents	**148**	(14)	17
Cash and Cash Equivalents, January 1,	**17**	31	14
Cash and Cash Equivalents, December 31,	**$ 165**	$ 17	$ 31

NOTE X – MERGER AGREEMENT

On March 6, 2003, First Colonial Group, Inc. and Keystone Savings Bank announced that they had signed an Agreement and Plan of Merger to combine into a new bank holding company, KNBT Bancorp, Inc. In addition, First Colonial's subsidiary bank, Nazareth National Bank and Trust Company and Keystone Savings Bank will combine into a new bank, Keystone Nazareth Bank & Trust Company.

The transaction involves the conversion of Keystone Savings Bank from a mutual savings bank to a stock institution and the formation of a holding company, KNBT Bancorp, Inc. Each share of First Colonial Group, Inc. common stock will be valued at $37.00 and exchanged for shares of KNBT Bancorp, Inc. common stock based on the initial public offering ("IPO") price of KNBT Bancorp, Inc.'s common stock.

The transaction is subject to certain conditions, including the receipt of various regulatory approvals, the approval of First Colonial Group's shareholders and the approval of Keystone Savings Bank's depositors.

Investor Information

INVESTOR INFORMATION

First Colonial Group, Inc.
76 South Main Street
Nazareth, PA 18064

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent is Registrar and Transfer Company. Shareholders seeking assistance with stock registration, lost stock certificates or dividend information should contact:

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
800-368-5948

STOCK INFORMATION

First Colonial Group, Inc. common stock trades on the Nasdaq National Market under the trading symbol FTCG. In newspaper listings, First Colonial Group, Inc. shares are frequently listed as "First Colnl" or "First Col Group". At the close of business on December 31, 2002, there were 750 shareholders of record.

The declaration and payment of dividends is at the sole discretion of the Board of Directors, and the amount depends upon the earnings, financial condition, and capital needs of the Company and the Bank and certain other factors including restrictions arising from Federal banking laws and regulations.

The following table sets forth for the periods indicated high and low sale prices reported for the Company's common stock and the respective dividends declared per common share. The last sale price in December, 2002 was $22.70 and in December, 2001 was $21.38. Stock prices and dividends per share have been restated to reflect the 5% stock dividends of May, 2002 and June, 2001.

	High	Low	Cash Dividends Declared
2001			
First Quarter	$ 15.08	$ 12.24	$ 0.1724
Second Quarter	15.57	13.37	0.1724
Third Quarter	19.29	14.14	0.1810
Fourth Quarter	23.76	16.76	0.1810
Total			$ 0.7068
2002			
First Quarter	**$24.00**	**$20.24**	**$0.1810**
Second Quarter	**25.24**	**21.81**	**0.1810**
Third Quarter	**25.81**	**18.00**	**0.1900**
Fourth Quarter	**25.00**	**22.59**	**0.1900**
Total			**$0.7420**

INVESTMENT CONSIDERATIONS

In analyzing whether to make or to continue an investment in the Company, investors should consider, among other factors, the information contained in this Annual Report and certain investment considerations and other information described in the Company's Form 10-K for the year ended December 31, 2002.

FORM 10-K

Shareholders, analysts and others seeking a copy of Form 10-K without charge (except for exhibits) or additional financial information about First Colonial Group, Inc. should send a written request to:

Reid L. Heeren, Vice President
First Colonial Group, Inc.
76 South Main Street
Nazareth, PA 18064

MARKET MAKERS

The following investment brokerage houses currently make a market in First Colonial Group, Inc. common stock: Ferris, Baker, Watts, Inc.; The Brut ECN LLC; B-Trade Services LLC; Knight Secs LP; Boenning & Scattergood/F.J. Morrissey; Ryan, Beck & Co.; Goldman Sachs & Co.

First Colonial Group, Inc. – Nazareth National Bank Board of Directors

Robert J. Bergren
Retired Vice President, Administration
SI Handling Systems, Inc.

Scott V. Fainor
President and Chief Executive Officer

Christian F. Martin, IV
Chairman and Chief Executive Officer
The Martin Guitar Company

Gordon B. Mowrer
Retired Pastor, Advent Moravian Church

Daniel B. Mulholland
Consultant; former President,
Mallinckrodt Baker, Inc.

Charles J. Peischl, Esquire
Peters, Moritz, Peischl, Zulick & Landes

John H. Ruhle, Jr.
President and Chairman,
Reeb Millwork Corporation

Richard Stevens, III
Chairman of the Board,
Retired Division Manager, Philadelphia Office
Computer Aid, Inc.

Maria Zumas Thulin
Executive Vice President,
Arcadia Development Corporation

Director Emeritus:
Robert C. Nagel
Retired Manager, Eastern Division
Metropolitan Edison Co.

First Colonial Group, Inc. – Officers

Richard Stevens, III
Chairman of the Board

Scott V. Fainor
President and
Chief Executive Officer

Reid L. Heeren
Vice President and Treasurer

Joy A. Betz
Secretary

First C. G. Company, Inc. – Officers

Scott V. Fainor
Chairman of the Board

Reid L. Heeren
President

Gilbert B. Warren
Secretary

Rosemarie H. Calabrese
Treasurer

Nazareth National Bank – Office of the President

Scott V. Fainor
President and Chief Executive Officer

Reid L. Heeren
Executive Vice President and Cashier,
Chief Financial Officer

Tomas J. Bamberger
Executive Vice President,
Senior Loan Officer

David W. Hughes
Executive Vice President,
Branch Administration and Marketing

Robert M. McGovern
Executive Vice President,
Senior Trust and Wealth
Management Officer

Marna Hayden
Senior Vice President,
Human Resources

Carl F. Kovacs
Senior Vice President,
Information Technology and
General Operations

Senior Leadership Team

Michael J. Baran
Vice President,
Information Technology

Nancy S. Berlin
Vice President,
Senior Fiduciary Officer

John M. Cahill
Vice President,
Residential Mortgage Lending

Pamela J. Coligan
Vice President,
Senior Credit Administration Officer

Walter J. Fries, Jr.
Senior Vice President,
Facilities Management and
Security Officer

Brian B. Hinger
Vice President,
Consumer Lending

David B. Kennedy
Senior Vice President,
Commercial Lending

William J. Lewis
Senior Vice President,
Commercial Lending

Denise L. Manhart
Regional Vice President,
Monroe County

Mary G. Moeller
Vice President,
Branch Operations and
Automated Services

Eric E. Nagle, CPA
Senior Vice President,
Risk Management and Compliance

John P. Pelcheck
Senior Vice President,
Trust and Wealth Management

William B. Schneider
Regional Vice President,
Lehigh County

Barbara A. Seifert-Sigmon
Vice President,
Senior Trust Administration Officer

James P. Vitale
Senior Vice President,
Comptroller

Julius F. Zavar
Senior Vice President,
Trust and Wealth Management,
Business Development Officer

Officers

Gerald E. Kemmerer
Senior Vice President,
Commercial Lending

John C. Bassler
Vice President,
Commercial Lending

James F. Duggan, III
Vice President,
Commercial Real Estate

Stephen C. Kalamar, III
Vice President,
Commercial Lending

William S. Proehl
Vice President,
Commercial Lending

Donald C. Seagreaves
Vice President,
Trust Officer

James E. Spengler
Vice President,
Senior Portfolio Manager

Aimee T. Ayers
Assistant Vice President,
Branch Manager

Rosemarie H. Calabrese
Assistant Vice President,
Financial Accounting

Young C. Chang
Assistant Vice President,
Sales Manager

Robert Conroy
Assistant Vice President,
Branch Manager

Christine M. Gerencher
Assistant Vice President,
Assistant Risk Manager/
Compliance Officer

Ronald B. Gold
Assistant Vice President,
Facilities

Lori L. Herman
Assistant Vice President,
Branch Manager

Kelly E. Hines
Assistant Vice President,
Human Resources

Edwin C. Hoffman, Jr.
Assistant Vice President,
Retail Loan Officer

Sally F. Jablonski
Assistant Vice President,
Trust Operations Manager

Robert E. Leh
Assistant Vice President,
Information Technology

Mary M. Lesky
Assistant Vice President,
Branch Manager

Noran T. Libricz
Assistant Vice President,
Training Officer

James S. Lull
Assistant Vice President,
Commercial Lending

Jackie A. McClellan
Assistant Vice President,
Loan Accounting

Brian J. Reilly
Assistant Vice President,
Branch Manager

David W. Simmers
Assistant Vice President,
Branch Manager

Glenn A. Stef
Assistant Vice President,
Residential Mortgage Lending

Gayl J. Trump
Assistant Vice President,
Customer Service and
Electronic Banking Manager

Kristen A. VanZandt
Assistant Vice President,
Marketing

Ann D. Wenger
Assistant Vice President,
Information Technology

Cathy E. Yost
Assistant Vice President,
Branch Manager



First Colonial Group, Inc.
76 South Main Street
Nazareth, PA 18064
(610) 746-7300
www.nazbank.com